OMNOVA

Leadership. Discipline. Opportunities.

OMNOVA
SOLUTIONS INC.

2007 ANNUAL REPORT AND 10K

Global Capability. OMNOVA's acquisition of the remaining 49% interest in its Asian joint ventures enhances its ability to serve customers around the world. The Decorative Products Taicang, China plant is featured here. Among the many products manufactured in Asia is upholstery for school bus and marine seating (below). The Decorative Products business also has operations in Europe, including a design studio outside London (lower left).





OMNOVA's pilot paper coater (below) provides a state-of-the-art product development capability that enables the Performance Chemicals business to test new latex coatings under customer paper mill operating conditions.

To Our Shareholders:

Record sales growth reflected a year of substantial progress for OMNOVA Solutions on many fronts. OMNOVA grew sales by nearly 7% to $746 million as the strong performance of both business segments – Performance Chemicals and Decorative Products – exceeded the rate of growth of our underlying markets. This growth was all organic and came from three areas we established as priorities: market share gains in our served markets; leveraging our technology and manufacturing competencies to enter new, related markets; and further global expansion.

Our exciting lineup of innovative new products, enhanced by an improved new product development capability, helped us achieve this growth. We further strengthened our ability to grow and to better serve rapidly growing regions of the world with our announcement in January 2008 that OMNOVA is now sole owner of our strategic Decorative Products operations in China and Thailand, following our purchase of the remaining 49% stake held by our former joint venture partner.

Income from continuing operations for 2007, including the mid-year debt refinancing costs of $12.4 million, was a loss of $7.0 million. However, excluding the debt refinancing costs, our sales growth – along with reduced interest and selling, general and administrative costs – would have enabled the Company to achieve income from continuing operations of $5.4 million.

OMNOVA's progress was particularly significant given the strong headwinds we faced from an operating environment that was even more challenging in 2007. The U.S. home mortgage crisis that led to the slowing of several of our markets in late 2006 intensified during 2007, affecting sales of carpet and construction chemicals and laminates for kitchen and bath cabinets. The effects of tighter credit, higher energy prices and lower consumer confidence spread into the marine, furniture and recreational vehicle/manufactured housing sectors, and even spilled over into the commercial interiors markets, which had started the year strong.

The price of oil, which had "moderated" to $55 a barrel in January 2007, surged to nearly $100 a barrel by year-end. This unprecedented march to the century mark caused OMNOVA's raw material costs to increase $18.6 million year-over-year. Raw material costs were up in Asia, too, due to strong demand. We increased pricing for our products by $11.6 million but were unable to completely keep up with the rapid pace of raw material cost inflation, as well as the substantial jump in freight costs, which increased $4.0 million.



Kevin M. McMullen Chairman and CEO

LEADERSHIP

OMNOVA further strengthened its leadership positions in most of our key markets, which allowed us to achieve improved results despite the very difficult operating conditions. Strong core technical competencies, a significantly lower cost base, a customer-centric service model, breadth of manufacturing scale and a continuous pipeline of new products all combined to make OMNOVA the supplier of choice. Add to that an expanding global capability and adaptability to changing customer and market needs, and one can see why we were able to successfully forge ahead in 2007.

Market Share Growth

In paper coating chemicals, where OMNOVA has a strong number two position, we grew sales in a market that was down overall. Our GenCryl Pt® latex, a new standard in the industry because of its higher performance features such as greater strength and improved printability, drove significant year-over-year business wins.

Likewise, our growing presence in marine upholstery and laminate trim is reflected in several new accounts, including business with one of the world's largest boat builders. While the marine industry was down in 2007, OMNOVA's market share growth demonstrates the confidence and desire of customers to partner with us to deliver an innovative offering that can drive future growth. This new business will take full effect in 2008.

Further market share gains were realized across our laminate and coated fabric product lines as OMNOVA seized opportunities to pick up key accounts. As a result, we expanded our position in transportation upholstery, most notably bus seating, and in laminates for the RV/manufactured housing market. In the case of the latter, OMNOVA's new Design4 Collection™ enables us to meet the requirement for high quality, ultra-thin laminates used on walls and ceilings.

The industry structure in Decorative Products is very fragmented, and we continue to see opportunities to leverage our leadership position – now enhanced even further with the full ownership of our Asian manufacturing operations – to better meet the needs of customers and expand our market standing as the industry continues to consolidate.

New Products...New, Related Markets

Innovative new products are spearheading our market expansion and enabling us to move into new, related markets. Nowhere was the importance of new products and markets more evident than in our specialty chemicals product line, where sales were up 10%. End uses run a wide spectrum in categories

FINANCIAL HIGHLIGHTS

	Years Ended November 30,		
(Dollars in millions, except per share data)	2007	2006	2005
Net Sales			
Performance Chemicals	$ 475.3	$ 441.6	$ 452.8
Decorative Products	270.2	257.5	242.2
	$ 745.5	$ 699.1	$ 695.0
Segment Operating Profit (Loss)[1]			
Performance Chemicals	$ 23.8	$ 29.7	$ 33.8
Decorative Products	8.6	9.0	(2.8)
Interest expense	(16.5)	(21.3)	(22.6)
Corporate expenses	(10.4)	(14.1)	(11.4)
Debt redemption expense	(12.4)	-	-
Income tax (expense) benefit	(.1)	(.1)	.3
Income (Loss) From Continuing Operations	(7.0)	3.2	(2.7)
Discontinued operations[2]	.3	18.1	.9
Net Income (Loss)	$ (6.7)	$ 21.3	$ (1.8)
Basic Income (Loss) Per Share			
Income (Loss) per share from continuing operations	$ (.17)	$ .08	$ (.06)
Discontinued operations	.01	.44	.02
Net income (loss) per share	$ (.16)	$ .52	$ (.04)
Diluted Income (Loss) Per Share			
Income (loss) per share from continuing operations	(.17)	$ .08	$ (.06)
Discontinued operations	.01	.43	.02
Net income (loss) per share	$ (.16)	$ .51	$ (.04)
Other Data			
Capital expenditures	$ 16.2	$ 13.0	$ 12.4
Depreciation and amortization	$ 20.1	$ 20.2	$ 21.1
Number of employees at year-end	1,640	1,700	1,700
Number of outstanding shares for diluted EPS (millions)	41.8	41.6	40.7

[1] Segment operating profit for the years of 2007, 2006 and 2005 was impacted by a number of items which are discussed in this annual report. These items include for 2007, restructuring and severance charges of $0.8 million and a gain on the sale of a building of $0.7 million; for 2006, trademark and asset impairment charges of $1.1 million and restructuring and severance charges of $1.1 million; for 2005, restructuring and severance charges of $5.8 million, asset impairment charges of $2.5 million, a gain on legal settlement of $0.9 million, a gain on the sale of a brand of $0.8 million and work stoppage charges of $1.7 million. Management excludes these items when evaluating the results of the Company's business segments.

[2] Discontinued operations for 2006 included the gain on the sale of the Company's Building Products business of approximately $18.2 million.

that include chemicals used in nonwovens, construction, floor care products, industrial coatings, tape and adhesives. Here are just a few of the exciting new specialty chemical products and applications:

- In construction, OMNOVA has leveraged its broad range of chemistries to develop solutions for oil and natural gas drilling, exterior sheathing, fiberglass roofing mat and tile roof underlay, ceiling tiles and concrete coatings.
- In floor care, our new OmnaGlo™ 100 product is the first use of styrene butadiene chemistry in floor polishes – one of the most significant innovations in floor care technology in the last 50 years. This product provides exceptional gloss and detergent resistance, creating an excellent value proposition for our customers.

Net Sales
Dollars in millions



695.0
699.1
745.5
05
06
07

Net Year-End Debt
Dollars in millions



176.4
165.0
149.9
05
06
07

SG&A
Percent of net sales



15.2%
15.1%
13.3%
05
06
07

RECONCILIATION OF INCOME (LOSS) FROM CONTINUING OPERATIONS TO EBITDA AND TOTAL DEBT TO NET DEBT

This annual report includes EBITDA and Net Debt, which are non-GAAP financial measures as defined by the Securities and Exchange Commission. EBITDA is calculated in accordance with the definition of the Net Leverage Ratio as set forth in the Company's $150,000,000 Term Loan Credit Agreement dated May 22, 2007, and excludes charges for interest, taxes, depreciation and amortization, amortization of deferred financing costs, net earnings of joint ventures less cash dividends, net earnings of foreign subsidiaries less cash dividends, loss on debt transactions, gains or losses on sale or disposal of capital assets, non-cash income or expense for the Company's pension plans, gains or losses from changes in the LIFO reserve, non-cash charges for the 401(k) company match and up to $2.0 million annually for restructuring, severance and non-recurring charges. Net Debt is calculated as total debt, outstanding letters of credit and the fair value of the interest rate swap if in a loss position less cash, cash equivalents and restricted cash. EBITDA and Net Debt are not measures of financial performance under GAAP. EBITDA and Net Debt are not calculated in the same manner by all companies and, accordingly, are not necessarily comparable to similarly titled measures of other companies and may not be an appropriate measure for comparing performance relative to other companies. EBITDA and Net Debt should not be construed as indicators of the Company's operating performance or liquidity and should not be considered in isolation from or as a substitute for net income (loss), cash flows from operations or cash flow data which are all prepared in accordance with GAAP. EBITDA and Net Debt are not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP. Management believes that presenting this information is useful to investors because these measures are commonly used as analytical indicators to evaluate performance, measure leverage capacity and debt service ability and by management to allocate resources. Set forth below are the reconciliations of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

Reconciliation of income (loss) from continuing operations to EBITDA

(Dollars in millions)	Years Ended November 30, 2007	2006	2005
Income (loss) from continuing operations	$ (7.0)	$ 3.2	$ (2.7)
Interest	15.7	20.3	21.2
Taxes	.1	.1	(.3)
Depreciation and amortization	20.1	20.2	21.1
Amortization of deferred financing costs	.8	1.0	1.4
Net earnings of joint ventures less cash dividends	(1.2)	(1.8)	(.7)
Net earnings of foreign subsidiaries less cash dividends	–	(1.5)	(1.7)
Loss on debt transactions	12.4	–	–
Gains or losses on sale of disposal of capital assets	(.4)	.2	2.3
Non-cash income or expense for pension plans	6.2	5.4	.4
Gains or loss on change in LIFO reserve	(.9)	(2.2)	.2
Non-cash charge for 401(k) company match	2.1	2.1	1.4
Restructuring, severance and non-recurring charges	1.0	2.0	2.0
EBITDA	$ 48.9	$ 49.0	$ 44.6

Reconciliation of total debt to Net Debt

(Dollars in millions)	Years Ended November 30, 2007	2006	2005
Total debt	$149.9	$ 165.0	$ 176.4
Letters of credit and interest rate swaps	5.9	3.5	3.2
Cash and cash equivalents	(12.6)	(26.4)	(9.9)
Restricted cash	–	(12.3)	–
Net Debt	$143.2	$ 129.8	$ 169.7

Certain information included in this annual report is forward-looking and, accordingly, involves estimates, assumptions, judgments and uncertainties. Forward-looking statements may generally be identified by the use of forward-looking terms such as "may," "should," "projects," "forecasts," "seeks," "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "likely," "optimistic," "will," "would," "could," or similar terms. All forward-looking statements involve risk and uncertainties. For information regarding the risk factors, see Item 1A Risk Factors in the Business Section of the 10K.

Our new product development efforts in Performance Chemicals will be aided by an important capital investment we made in late 2007. We expect that our new scale-up polymerization vessels will reduce the cycle time from product concept to commercialization and will provide valuable data to continuously improve our manufacturing processes.

At the same time, capital investments in our Decorative Products business provide specialized digital printing capability that will enhance our customer interface. Digital technology will allow us to get custom wallcovering and laminate design samples to customers quicker, and enable changes to be made more easily when finalizing a new concept. We believe this will not only speed new product and design commercialization but will also improve the success rate of those products as a result of more effective customer input early in the process.

On a larger scale, OMNOVA's digital murals, which can span as much as 30 feet high by 400 feet long, experienced excellent growth in 2007, topping $3.0 million in sales. In addition to our signature viewnique® murals, OMNOVA's offering has expanded to several types of print media, not just traditional vinyl. OMNOVA's knowledge of decorative, large-format printing and our turnkey design-through-installation service provides our customers with the ultimate means of expressing a unique brand identity in restaurants, retail stores, institutional settings and countless other commercial applications. Digital murals are a natural supplement to our traditional wallcovering products.

Another exciting addition to OMNOVA's wallcovering offering is ECORE™, a non-vinyl wallcovering that we previewed during the fall. ECORE has drawn very positive initial reactions from the marketplace due to its strong performance and design characteristics and environmental profile. ECORE wallcoverings are 100% recyclable and use a water-based ink system. While vinyl remains the product of choice for most commercial designers, ECORE offers a no-compromise selection for those seeking alternative materials.

In addition to these new wallcovering products, OMNOVA's competency in performance film technology and production allowed us to enter new market segments that offer additional growth, including swimming pool liners, banners, awnings and proprietary products for health care. These are excellent opportunities to further leverage our core capabilities.



Globalization

The rapidly growing markets in Asia have been well-documented, and we are certainly seeing this same growth trend for our products. While the Company has participated in the Asian markets for the last several years, with the Chinese

Enhanced Product Development. New scale-up polymerization vessels (center) provide an important link in the development of new chemical products, between early lab evaluations (upper left) and full scale production at one of OMNOVA's five chemical facilities (lower right). Markets that will benefit from this new capability include (bottom, left to right) paper, floor care, tape, nonwovens, oil and gas drilling, and construction.





economy growing at about 10% annually, as well as significant growth in the Asia-Pacific region as a whole, we are taking action to more broadly share in this exciting explosion of opportunity.

Certainly, the recent announcement that OMNOVA has purchased our partner's shares in the Asian Decorative Products businesses in China and Thailand is part of that strategy. This enables OMNOVA to become a true global supplier, which provides a unique competitive advantage to grow in Asia and leverage our North American market leadership position. We will be able to optimize capacity across all of our worldwide manufacturing operations and provide customers with consistent product performance and supply through one global point of contact. We expect that this will also provide additional benefits in our initiatives to further develop our global supply chain capability to allow us to more effectively deal with raw material cost issues in Asia and North America.

At the same time, performance of our wallcovering and fabrics business based in the United Kingdom was much improved in 2007. Sales of our decorative products in Europe, which had been in decline in recent years, accomplished a major turnaround in 2007, as this portion of our business recorded its first operating profit since 2003. This was achieved despite slow European commercial markets overall.

Likewise, our Performance Chemicals business continues to expand its global presence as total international sales increased 7% year-over-year. We have a strong technical





New Products and Related Markets. Among new products, OMNOVA's ECORE™ non-vinyl wallcovering (far left) features a strong environmental profile and expands the choices for commercial interior designers. ▢ To speed the commercialization of new designs, OMNOVA is leveraging digital printing technology for wallcovering and laminate product sampling (top, center). Large-scale viewnique® digital wall murals (top, far left) help create a unique brand identity in restaurant, retail, institutional and hospitality environments. ▢ OMNOVA is also serving an array of new, related markets. Examples in the performance films product line (upper right) include swimming pool liners and awnings.

service and alliance manufacturing capability in Europe. In Asia, we established a sales and technical service organization in Shanghai in 2005, where we have focused on delivery of our World Class tape release and saturant products, in addition to chemicals used in nonwovens, textiles and tire cord adhesives.

DISCIPLINE

A disciplined focus on executing on the basics has been critical to our progress over the last few years. Lowering our overall cost base has been an important part of this focus. Our associates around the Company are engaged in our ongoing goal to eliminate waste, and in so doing, create greater opportunities for growth. Actions by both business units in 2007 yielded $8.2 million in cost savings year-over-year. With our growth and the lower costs, we are getting greater operating leverage. SG&A costs were 13.3% of sales in 2007, compared with 15.1% in 2006 and 20.0% in 2004. This was the lowest SG&A since the spin-off of OMNOVA Solutions in 1999.

Additionally, we continued to drive down manufacturing conversion costs in 2007 as Performance Chemicals led the way with increased productivity, highlighting our best-ever performance in pounds produced per employee. Performance Chemicals delivered its best inventory turnover and Decorative Products also did well, with a 25% improvement over the last two years.

In June, the Company took a major step to improve our capital structure. We elected to call our $165 million of 11.25% high-yield bonds and refinance our debt at more favorable interest rates and with fewer covenant restrictions. This reduces OMNOVA's operating costs, increases our flexibility to pursue strategic initiatives and lowers our risk. Our weighted average cost of debt as of November 30, 2007, was 7.5%, versus 10.8% in 2006. The reduced debt and lower interest rates delivered $3.2 million in interest savings in 2007, with an expected full-year impact of about $6.0 million based on interest rates at the time of the refinancing.

Our focus on strong cash management continued and was a key enabler to our refinancing. Total debt was $149.9 million as of November 30, 2007, down $15.1 million from the prior year. At year-end, availability under our credit facility grew to nearly $74 million and our leverage ratio of Net Debt to EBITDA stood at 2.9. (Definitions of EBITDA and Net Debt, plus reconciliations of EBITDA to income or loss from continuing operations and Net Debt to total debt are provided on page 3 of this report.)

Our LEAN SixSigma operating approach has been at the center of many of our improvements in working capital, cash flow and cost. In 2007, we celebrated our fourth full year of implementation of this disciplined approach to eliminating waste and streamlining operations, and it has truly become the way we do business. Since its inception at OMNOVA, LEAN SixSigma has delivered significant bottom-line impact in the form of cash flow or operating profit improvements. It is hard to imagine where OMNOVA would be today without LEAN SixSigma, given the steep inflation in raw material and freight costs we have experienced. We are excited that a growing legion of customers and suppliers have joined our associates in LEAN SixSigma training and projects.

Our new SAP business system is also having a positive impact. SAP is fully implemented in Performance Chemicals, achieving approximately $1.5 million in savings in 2007 in addition to providing better, faster data for making critical business decisions. Our plan continues to focus on moving our Company to one common operating platform from many disparate home-grown systems. As part of that plan, we are now moving on to the implementation of SAP in our Decorative Products business. The first phase successfully went live at the beginning of the 2008 fiscal year.

Implementation will continue during 2008, and we expect it to be complete at all domestic facilities by early 2009. We continue to reach our milestones in a timely fashion and at lower costs than other companies we benchmark. One of the reasons is that the effort is being led primarily by a dedicated, in-house group of employees. This not only lowers our costs but will enhance our ability to operate effectively and identify further improvements long after the consultants are gone and the initial project is complete.

As we continue to enhance our capabilities in many areas, we are increasingly focused on our role in improving the environment and environmental sustainability, which is one of our core values. We have introduced many environmentally preferred products across a number of markets. We have made sound investments to reduce our energy consumption in our facilities and achieve the corresponding environmental benefits. Also, we have consistently expanded our focus on recycling and on improving the quality of water and air emissions at our factories.

OPPORTUNITIES

While we have made consistent progress in the face of extremely challenging operating conditions, we certainly have higher aspirations and are not satisfied with where we are today. We are committed to continuing to drive for improvements in profitability and shareholder returns.

As we enter 2008, the operating environment remains challenging. However, we are better positioned than at any time in our history to succeed despite these uncertain times. We have solid sales momentum driven by a growing list of new products and an expanding combination of served markets. Our cost base is the lowest it has been in our history. Our balance sheet is greatly improved. Our ability to grow globally has been significantly enhanced. Together, these provide OMNOVA Solutions with long-term opportunities for growth.

Most important, our associates are rising to the challenge every day. It is their capabilities, teamwork and dedication that make this possible. My thanks to all of them for their unyielding efforts. All of our associates, along with our independent Board of Directors, are united in their commitment and focus on continuing to improve our performance and generating greater returns for our shareholders.

Thank you for your continued support.

Kevin M. McMullen

Kevin M. McMullen
Chairman and CEO

SEC
Mail Processing
Section

FEB 11 2008

Washington, DC
104

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended November 30, 2007 **Commission File Number 1-15147**

OMNOVA Solutions Inc.
(Exact name of registrant as specified in its charter)

Ohio	**34-1897652**
(State of Incorporation)	**(I.R.S. Employer Identification No.)**
175 Ghent Road, Fairlawn, Ohio	**44333-3300**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code (330) 869-4200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value 10¢ per share	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☑ No ☐

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☑ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12-b of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by nonaffiliates of the registrant was $234,409,151, based on the closing price per share of $5.61 on May 31, 2007, the last business day of the registrant's most recently completed second quarter.

As of January 15, 2008, there were 42,618,701 outstanding shares of the Company's Common Stock, 10¢ par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the 2008 Proxy Statement of OMNOVA Solutions Inc. are incorporated into Part III of this Report.

OMNOVA Solutions Inc.

Annual Report on Form 10-K
For the Year Ended November 30, 2007

Table of Contents

PART I

Item 1. Business

Introduction

OMNOVA Solutions Inc. (referred to in this report as OMNOVA Solutions, OMNOVA, the Company, we or our) became an independent publicly-traded company on October 1, 1999, when GenCorp Inc., our former parent company, distributed a dividend of one share of OMNOVA Solutions common stock for each share of GenCorp common stock held on the September 27, 1999 record date (the spin-off). OMNOVA Solutions is incorporated under the laws of the State of Ohio, and its headquarters is located at 175 Ghent Road, Fairlawn, Ohio 44333.

OMNOVA Solutions is an innovator of emulsion polymers, specialty chemicals and decorative and functional surfaces for a variety of commercial, industrial and residential end uses. Our products provide a variety of important functional and aesthetic benefits to hundreds of products that people use daily. We hold leading positions in key market categories. OMNOVA's leading positions have been built through innovative new products, customized product solutions, strong brands, strong technical expertise, well-established distribution channels and long-standing customer relationships. We have about 1,500 customers who rely on over 1,000 OMNOVA products to differentiate themselves in the marketplace. We utilize 17 strategically located manufacturing, development and design facilities in North America, Europe and Asia to service our broad customer base.

OMNOVA operates in two business segments: Performance Chemicals and Decorative Products. Of our 2007 net sales, 64% were derived from the Performance Chemicals segment and 36% were derived from the Decorative Products segment. Financial information relating to the Company's business segments is set forth in Note P to the Consolidated Financial Statements of this report.

On September 27, 2006, we sold substantially all of the assets and liabilities of the Building Products business to BFS Diversified Products, LLC. This divestiture focuses our resources in strategic product lines where we enjoy leading market positions. The results of operations of the Building Products business for the prior periods have been reported as discontinued operations. Financial information relating to discontinued operations is set forth in Note D to the Consolidated Financial Statements of this report.

Performance Chemicals

Background

Our Performance Chemicals segment began in 1952 as a segment of GenCorp (then known as The General Tire & Rubber Company). Initially, the business focused on the manufacture of styrene butadiene latex (or SB latex), an emulsion polymer, for the paper industry and SB vinyl pyridine latex for tire cord adhesives in its Mogadore, Ohio facility. During the 1960s, the business began expanding its product lines for the paper and carpet and other industries, and in 1993 started a SB latex plant in Green Bay, Wisconsin to better serve the needs of its paper customers in the upper midwest. In 1996, SB latex capacity at the Mogadore, Ohio facility was substantially expanded.

Performance Chemicals broadened its styrene butadiene offerings with the acquisition of Goodyear's Calhoun, Georgia SB latex business in 1998, providing additional manufacturing capacity, a strong presence in the southeast and an expanded customer base. In 1998, Performance Chemicals also acquired Sequa Chemicals' U.S. specialty chemicals business, which added acrylic, vinyl acrylic and vinyl acetate latex products, expanded market positions and provided entry into new specialty chemical markets.

The fiscal year 1999 acquisition of PolymerLatex's U.S. acrylics latex business in Fitchburg, Massachusetts provided a key northeast production location while strengthening and diversifying served markets in specialty acrylic emulsions. The acquisition of Morton International's global floor care polymer business in 1999 added several new emulsion polymer product lines and customers, based on complementary manufacturing technology and drove the establishment of Performance Chemical's European headquarters in Hemel Hempstead, UK.

On May 1, 2002, OMNOVA Solutions and the Rohm and Haas Company formed RohmNova LLC, an alliance for the purpose of marketing, selling and servicing latex binders, synthetic pigments and specialty chemical additives for coatings in the paper and paperboard industry. The alliance has reduced our costs while providing total solutions capability to customers and offers a strong portfolio of complementary coating products for the paper and paperboard industry. In addition, the alliance facilitates joint technology development, leveraging highly complementary technology from the two parent companies.

In 2005 the Company established a legal entity in China, OMNOVA Performance Chemicals Trading (Shanghai) Co., LTD. and opened a commercial and technical sales office in Shanghai, China.

Products

OMNOVA Solutions' Performance Chemicals segment produces a broad range of emulsion polymers and specialty chemicals based primarily on styrene butadiene (SB), styrene butadiene acrylonitrile (SBA), styrene butadiene vinyl pyridine, polyvinyl acetate, acrylic, styrene acrylic, vinyl acrylic, glyoxal and fluorochemical chemistries. We are North America's second largest producer of SB latex and operate well maintained, strategically located, cost competitive production facilities. Our custom-formulated products are tailored for coatings, binders and adhesives, which are used in paper, carpet, nonwovens, construction, adhesives, paper tape, tire cord, floor polish, textiles, graphic arts, plastic parts and various other specialty applications. Our products provide a variety of functional properties to enhance our customers' products, including greater strength, adhesion, dimensional stability, water resistance, flow and leveling, improved processibility and enhanced appearance. Our Performance Chemicals segment is recognized for its core capabilities in emulsion polymerization and emulsion polymer technology and for its ability to rapidly develop and deliver highly-customized products that provide innovative and cost-effective solutions to customers.

The following table shows the major products that our Performance Chemicals segment produces and markets.

Product Category	% of Performance Chemicals Fiscal 2007 Net Sales	Primary Products	End-use Applications	Brand Names
Paper and Carpet Chemicals	65.0%	SB and SBA latex coating binders, carpet backing binders and paper chemicals including crosslinkers, lubricants and other coating additives	Magazines, catalogs, direct mail advertising, brochures and printed reports, food cartons, household and other consumer and industrial packaging, and residential and commercial carpet	GENCAL, GENFLO, GENCRYL, GENCRYL PT, SEQUAFLOW, REACTOPAQUE, SUNKOTE, SUNBOND, SUNKEM, UNIQ-PRINT, SEQUABOND, SUNREZ, SEQUAREZ, OMNABLOC, OMNATUF
Specialty Chemicals	35.0%	SB, SBA, styrene butadiene vinyl pyridine, acrylic, vinyl acrylic, styrene acrylic, and polyvinyl acetate emulsion polymers, glyoxal resins, silicone emulsions, polyethylene resins, fluorochemicals and fluorosurfactants	Nonwovens (such as diaper components, engine filters, resilient flooring underlay, roofing mat, shoe components and household scrub pads), construction, adhesives, masking tapes, tire cord, floor polish, textiles, graphic arts and plastic part coatings	GENFLO, GENCRYL, GENTAC, OMNAGLO, SEQUABOND, SUNCRYL, SECOAT, SECRYL, MOR-GLO, MOR-SHINE, MOR-FLO, ACRYGEN, MYKON, PERMAFRESH, SEQUAPEL, POLYFOX, X-CAPE, GENGLAZE, MYKOSOFT, MYKOSIL, NOVANE, GENCEAL

Paper and Carpet Chemicals. OMNOVA is a leading North American supplier of custom-formulated SB and SBA latex for paper and paperboard coatings. In addition, we produce a broad variety of specialty chemical additives for coating applications in the paper industry. Our commitment to product innovation has enhanced our market position by creating products for the paper industry that improve the strength, gloss, opacity, moisture resistance and printability of coated papers and paperboard. Applications for our products include paper and paperboard coatings used in magazines, catalogs, direct mail advertising, brochures and printed reports, food cartons, household and other consumer and industrial packaging.

OMNOVA is also a leading North American supplier of custom-formulated SB latex used as carpet backing binders. Our products for the carpet industry secure carpet fibers to the carpet backing and adhere the primary backing to the secondary backing and meet the stringent manufacturing, environmental, odor, flammability and flexible installation requirements of our customers. Our strong historic position in residential carpeting has been enhanced by new products to serve that market as well as innovations in commercial carpet backing binders that provide moisture barrier properties, enabling the replacement of higher-cost polyurethane binders. Sales of our Paper and Carpet Chemicals products represented 41.4% of our consolidated net sales for 2007, 41.6% of our consolidated net sales for 2006 and 42.9% of our consolidated net sales for 2005.

Specialty Chemicals. OMNOVA is a leading North American supplier of specialty polymers and chemicals for a variety of niche product categories. Applications for our specialty polymers and chemicals include nonwovens (such as diaper and hygiene components, engine filters, resilient flooring underlay, roofing mat, shoe components and household scrub pads), floor polish, paper tape, adhesives, tire cord, textiles, construction, plastic part coatings and ink coating additives. Our focus is on developing unique products and custom applications that address specific customer needs, including enhanced functionality, improved environmental performance and lower cost through improved processibility and product substitution for higher-cost materials.

The Performance Chemicals segment continued its market development program for the proprietary PolyFox fluorosurfactant platform during 2007. In addition to its use as a flow and leveling additive in a wide variety of coatings, electronics and other applications, a new development initiative for use as a reactive intermediate was launched in 2007. Sales of our Specialty Chemicals products represented 22.3% of our consolidated net sales for 2007, 21.6% of our consolidated net sales for 2006 and 22.3% of our consolidated net sales for 2005.

Markets and Customers

The paper coating and carpet backing latex product lines are highly competitive based on price, quality, customer service, product performance, field technical support and product innovations. Major paper and carpet customers include New Page, Verso Paper Company, Shaw Industries, Stora Enso Corporation and Beaulieu. The specialties product line includes many product categories such as tire cord adhesives, components for diaper and hygiene products and roofing mat that are performance driven where product innovation, technical service and application support are key competitive differentiators. Major specialty chemical customers include Bridgestone Firestone, Freudenburg Nonwovens, Polymer Group Inc. and Ahlstrom.

Marketing and Distribution

Our Performance Chemicals segment primarily sells its products directly to manufacturers through dedicated internal marketing, sales and technical service teams focused on providing highly responsive customized solutions to targeted markets and industries.

Competition

Performance Chemicals competes with several large chemical companies including Dow and BASF, some of which are vertically integrated in one or more major raw materials. Performance Chemicals also competes with a variety of other suppliers of specialty chemicals including The Lubrizol Corporation, Rohm and Haas Company, Air Products and Chemicals, Inc. and Celanese Corporation. Depending on the products involved and markets served, the basis of competition varies and may include price, quality, customer and technical service, product performance and innovation and industry reputation. Overall, our Performance Chemicals segment regards its products to be competitive in its major categories and we believe that we are a leader in several North American categories, including SB and SBA latex paper coatings and carpet backing binders, nonwoven SB binders and SB vinyl pyridine tire cord adhesives.

Decorative Products

Background

Our Decorative Products segment began in 1945 when GenCorp (then known as The General Tire & Rubber Company) purchased the Jeannette, Pennsylvania coated fabrics facility from the Pennsylvania Rubber Company. In 1963, a production facility was built in Columbus, Mississippi to increase General Tire's capacity and product offerings in coated fabrics. The manufacturing of commercial wallcovering was added at that plant in the early 1970s.

Decorative Products expanded its commercial wallcovering capabilities in 1991 through the acquisition of Canadian General Towers' commercial wallcovering business. With the 1998 acquisition of Walker Greenbank's U.K.-based Muraspec commercial wallcovering business, Decorative Products grew its leadership position in this product category. Muraspec provides a European manufacturing base and a distribution business with sales offices throughout the U.K. and Europe. Muraspec also serves as a key European distribution platform for marketing coated fabrics and other surfacing products.

The Reneer Films Division of Goodyear was acquired in 1993, increasing vinyl film and laminate capability for the Decorative Products business. In 1997, the Printworld business of Technographics, Inc. was acquired, adding paper laminates to our vinyl laminate portfolio.

In 2001, OMNOVA Solutions acquired certain business lines and assets of Decorative Surfaces International, Inc. (DSI), including its commercial wallcovering, laminates and coated fabrics product lines.

We have also pursued global growth initiatives by entering into joint ventures. In 1999, Decorative Products formed a joint venture company with an affiliate of the Thailand-based Charoen Pokphand Group. The joint venture acquired a Rayong, Thailand-based decorative film and coated fabrics business to serve the decorative film and coated fabric product-based markets in the Asia-Pacific region and provide expanded product lines to North America and Europe. In 2000, we formed another joint venture with the Charoen Pokphand Group, which acquired a Shanghai, China-based coated fabrics business to further strengthen and expand our position in China and the Asia-Pacific region and provide expanded product lines to North America and Europe. During the first quarter of 2008, we acquired the remaining equity interests in these joint ventures. As a result, both the Thailand and China businesses will be reflected as wholly-owned subsidiaries in 2008.

In 2006, we acquired certain manufacturing assets of American Decorative Surfaces Incorporated (the successor company to DSI), providing us with new extrusion capability that broadens the product offerings in our laminates business.

Products

Our Decorative Products segment develops, designs, produces and markets a broad line of decorative and functional surfacing products, including commercial wallcoverings, coated and performance fabrics, vinyl, paper and specialty laminates and industrial films. These products are used in numerous applications, including commercial building refurbishment, remodeling and new construction; residential cabinets, flooring and furnishings; transportation markets including school busses, marine and automotive; recreational vehicles, manufactured housing and a variety of industrial film applications. Our core competencies in design, coating, compounding, calendering, printing and embossing enable us to develop unique, aesthetically pleasing decorative surfaces that have functional properties, such as durability and scratch and stain resistance, that address specific customer needs. We have strong internal and external resources in design capabilities, an extensive design library covering a broad range of styles, patterns, textures and colors and strong coating and processing capabilities to provide our products with functionality that adds value for our customers. Our broad range of products and end-use applications give us economies of scale in sourcing, manufacturing, design, sales and marketing, technology and process development.

The following table shows the products that our Decorative Products segment develops, designs, produces and markets.

Product Category	% of Decorative Products Fiscal 2007 Net Sales	Primary Products	End-use Applications	Brand Names
Contract Interiors	45.3%	Vinyl and nanofiber based wallcoverings, dry erasable surfaces, customized wall murals, vinyl and urethane coated fabrics	Decorative and protective wall and seating surfacing for offices, hotels, hospital and medical offices, stores, schools, restaurants and public buildings	BOLTA, ESSEX, GENON, TOWER, MURASPEC, MUREK, MEMERASE II, VIEWNIQUE, DIVERSIWALL, ECORE
Coated Fabrics	28.8%	Vinyl and urethane coated fabrics, industrial films	Decorative and protective surfacing for transportation and marine seating, pool liners, automotive soft top covers, banners, tents, ceiling tiles, commercial and residential furniture	BOLTAFLEX, BOLTASOFT, NAUTOLEX, PREFIXX, PREVAILL, ENDURION
Laminates	25.9%	Vinyl, paper and specialty laminates	Decorative and protective surfacing for kitchen and bath cabinets, manufactured housing and recreational vehicle interiors, flooring, commercial and residential furniture, retail display, home furnishings and consumer electronics	PREEMPT, RADIANCE, SURF(X) 3D, DESIGN4

Contract Interiors. OMNOVA Solutions is a leading North American and European supplier of wallcoverings and coated fabrics used in commercial applications. Our commercial wallcoverings are recognized for their leading designs as well as their strength, durability and cleanability. Our vinyl wallcoverings, in addition to their aesthetic appeal, reduce repair and maintenance costs for building owners by protecting wall surfaces and having longer useful lives as compared to paint and paper wallcoverings. Applications for our commercial wallcoverings include refurbishment and new construction for the commercial office, hospitality, health care, retail, education and restaurant markets.

OMNOVA's commercial wallcovering product lines include a broad range of fabric-backed vinyl, paper-backed vinyl and nanofiber based wallcoverings. Our industry leading styling and design library covers a broad range of styles, patterns, textures and colors, both traditional and contemporary. In addition to strong internal and external resources in design capabilities, strengths include a reputation for product durability and quality, a global distribution network, an extensive emboss and print roll library, strong brands, custom design and manufacturing capability and long-term customer relationships. Contract Interiors represented 16.4% of our consolidated net sales for 2007, 16.3% of our consolidated net sales for 2006 and 13.5% of our consolidated net sales for 2005.

Coated Fabrics. OMNOVA Solutions is a leading North American supplier of vinyl and urethane coated fabrics for commercial and residential applications. Our durable coated fabrics are well-suited for demanding, high-use environments and offer a cost-effective alternative to other surfacing materials, such as leather and textile fabrics.

Applications for our coated fabrics include:

- transportation seating (OEM school bus and marine), automotive soft tops and aftermarket automotive and marine applications;
- industrial films (banners, tents, health care and construction);
- interior structures (ceiling tiles).

Sales of our coated fabrics products represented 10.4% of our consolidated net sales for 2007, 10.4% of our consolidated net sales for 2006 and 12.8% of our consolidated net sales for 2005.

Laminates. OMNOVA Solutions is a leading North American supplier of calendered and extruded vinyl and paper laminates. Our laminates are used as alternatives to wood, paint and high-pressure laminates in markets where durability, design and cost are key requirements. We provide our customers with a broad range of designs and textures as well as proprietary coating technology that provides enhanced durability and scratch and stain resistance. Applications for our laminates include kitchen and bath cabinets, manufactured housing and recreational vehicle interiors, flooring, commercial and residential furniture, retail display, home furnishings, and consumer electronics.

A key strength of our laminates business is our coating technology, including ultraviolet, melamine, urethane, thermal cured and others, which provides durable finishes for high-wear applications. In addition, our laminates business has further differentiated itself in the market as a single-source supplier of integrated vinyl and paper laminate designs for the furniture and cabinet industries, by building a unique library of matched vinyl and paper laminate designs with an extensive library of patterns and textures and developing rapid make-to-order production capabilities. We also offer SURF(X) 3D Laminates for multi-dimensional applications for the office furniture and retail display fixture markets. These laminates offer a cost-effective alternative to high pressure laminates and provide furniture makers with design flexibility in rounded surfaces, eliminating the need for unsightly and expensive edge-banding. Sales of our laminates products represented 9.4% of our consolidated net sales for 2007, 10.2% of our consolidated net sales for 2006 and 8.5% of our consolidated net sales for 2005.

Markets and Customers

We believe that our Decorative Products segment is a leader in its targeted product categories. The contract interiors, coated fabrics and laminates businesses are highly competitive based on decorative content, functional performance, price, quality, customer service, brand name recognition, distribution networks and reputation. Decorative Products markets its products under numerous brand names to different industries. Certain of our better-known customers of this segment include Steelcase, Armstrong, Stingray Boats, Ashley Furniture, Patrick Industries, Herculite and Merillat.

Marketing and Distribution

Our Decorative Products segment distributes its products through a variety of channels. Contract Interiors' wallcovering products are marketed primarily through independent distributors to building owners, contractors, architects, interior designers and other specifiers. Several of our distributors are national in scope, providing us with the capability to cost-effectively market products to both regional and national commercial purchasers. Coated fabrics and laminates are sold directly and through agents to manufacturers of cabinets, furniture, seating and other products. Many of our Decorative Products segment's products have strong, well-recognized brand names that are promoted through trade shows, industry periodicals and our website (www.omnova.com) and other media.

Competition

OMNOVA's Decorative Products segment competes with numerous companies, many of which focus on one product line and/or market and are smaller and privately-owned. Key competitors include:

- Contract Interiors—RJF International Corporation, US Vinyl, J. Josephson Inc., and Paint Systems
- Coated Fabrics—Morbern Inc., China General, Uniroyal, Spradling International Inc. and G&T Industries
- Laminates—Chiyoda Gravure Corporation, Dai Nippon Printing Co., Ltd., Toppan Printing Co., Ltd., American Renolit Corporation, LG ChemAmerica, Riken USA Corporation and Spartech Industries

International Operations

Net sales from our foreign operations were $79.9 million in 2007, $65.8 million in 2006 and $66.4 million in 2005. These net sales represented 10.7% of our total net sales in 2007, 9.4% of our total net sales in 2006 and 9.6% of our total net sales in 2005. Long-lived assets primarily consist of net property, plant and equipment and net intangibles. Long-lived assets of our foreign operations totaled $17.5 million at November 30, 2007 and $17.5 million at November 30, 2006. Our consolidated long-lived assets totaled $140.0 million at November 30, 2007 and $144.2 million at November 30, 2006.

Additionally, the Company holds a 50.1% interest in each of its three Asian joint ventures: CPPC-Decorative Products Co., Ltd. located in Thailand and CG-OMNOVA Decorative Products (Shanghai) Co. Ltd. and Beston OMNOVA Plastics (Taicang) Co., Ltd., both located in China. The Company accounts for these investments using the equity method of accounting due to contractual limitations that grants substantive participating rights to the minority partner. The unconsolidated net sales for CPPC-Decorative Products Co., Ltd. were $47.1 million, $45.1 million and $42.5 million in 2007, 2006 and 2005, respectively. The unconsolidated net sales for CG-OMNOVA Decorative Products (Shanghai) Co., Ltd. were $56.3 million, $47.4 million and $38.1 million in 2007, 2006 and 2005, respectively. The unconsolidated net sales for Beston OMNOVA Plastics (Taicang) Co., Ltd. were $0.5 million in 2007. Beston OMNOVA Plastics (Taicang) Co., Ltd. was formed in April 2007 with operations commencing in June 2007. During the first quarter of 2008, the Company acquired the remaining equity interests in these joint ventures. As a result, these entities will be reflected as wholly-owned subsidiaries in 2008.

Intellectual Property

We regard patents, trademarks, copyrights and other intellectual property as important to our success, and we rely on them in the United States and foreign countries to protect our investments in products and technology. Patents to which we have rights expire at various times, but we believe that the loss or expiration of any individual patent would not materially affect our business. We, like any other company, may be subject to claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties from time to time in the ordinary course of business.

Seasonal Factors

We historically experience stronger sales and income in our second, third and fourth quarters, comprised of the three-month periods ending May 31, August 31 and November 30. Our performance in the first quarter (December through February) has historically been weaker due to generally lower levels of customer manufacturing, construction and refurbishment activities during the holidays and cold weather months.

Environmental Matters

Our business operations, like those of other companies in the industries in which we operate, are subject to numerous federal, state, local and foreign environmental laws and regulations. These laws and regulations not only affect our current operations, but also could impose liability on us for past operations that were conducted in compliance with then applicable laws and regulations. For further discussion of capital and noncapital expenditures incurred in 2007 and forecasted for 2008 for environmental compliance, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Environmental Matters" on page 29 of this report, which is incorporated herein by reference.

Employees

We employed approximately 1,640 employees at November 30, 2007 at offices, plants and other facilities located principally throughout the United States and the United Kingdom. Approximately 28% or about 460 of our employees are covered by collective bargaining agreements. Approximately 115 employees are covered by collective bargaining agreements due to expire in 2008.

Raw Materials

Our Performance Chemicals segment utilizes a variety of raw materials, primarily monomers, in the manufacture of our products, all of which are generally available from multiple suppliers. Monomer costs are a major component of the emulsion polymers produced by this segment. Key monomers include styrene, butadiene, acrylates and vinyl acetate. These monomers represented approximately 73% of our total raw materials purchased on a dollar basis in 2007 for this segment.

Our Decorative Products segment utilizes a variety of raw materials that are generally available from multiple suppliers. Key raw materials include polyvinyl chloride (PVC) resins, textiles, plasticizers, paper and titanium dioxide. PVC resins and textiles represented approximately 51% of our total raw materials purchased on a dollar basis in 2007 for this segment.

The cost of these raw materials has a significant impact on our profitability. We generally attempt to respond to raw material cost increases through productivity programs and, as needed, price increases to our customers. The success of attempted price increases depends on a variety of factors including the specific market application and competitive environment. Under certain circumstances, we are not able to pass along the increase. In addition, if accepted by customers, price increases generally lag the increase in raw material costs.

Research and Development

The OMNOVA Solutions technology centers in Akron, Ohio and Chester, South Carolina support research and development efforts across our businesses and complement the resources focused on innovation in each of our segments. Our efforts are focused on developing new applications with our base technology, enhancing the functionality of our products in existing applications as well as developing new product and technology platforms.

Our research and development expenses were $9.1 million in 2007, $9.5 million in 2006 and $11.2 million in 2005. Research and development expenses include the costs of technical activities that are useful in developing new products, services, processes or techniques, as well as those expenses for technical activities that may significantly improve existing products or processes. Information relating to research and development expense is set forth in Note A to the Consolidated Financial Statements of this report.

Available Information

Our website is located at *www.omnova.com*. We make available free of charge on our website all materials that we file electronically with the Securities and Exchange Commission, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. The OMNOVA Solutions Business Conduct Policies and Corporate Governance Guidelines and charters for the Audit Committee and Compensation and Corporate Governance Committee of the OMNOVA Solutions Board of Directors are also available on our website and in print to any shareholder who requests a copy. All requests must be made in writing, addressed to OMNOVA Solutions Inc., Attn: Secretary, 175 Ghent Road, Fairlawn, Ohio 44333-3300.

Item 1A. Risk Factors

This Annual Report includes "forward-looking statements," as defined by federal securities laws. Forward-looking statements may address a number of matters including the Company's business, markets in which the Company operates, results of operations, financial condition, significant accounting policies and management judgments, and include statements based on current beliefs, assumptions, expectations, estimates, forecasts and projections about these items and other matters. Words such as, but not limited to, "may," "should," "projects," "forecasts," "seeks," "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "optimistic," "likely," "will," "would," "could," and similar expressions or phrases identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in business generally and the markets in which the Company operates. Other risks and uncertainties are more specific to the Company's operations. These risks and uncertainties and the achievement of expected results depends on many factors, some or all of which are not predictable or within the Company's control. Certain risk factors facing the Company are described below or elsewhere in this Form 10-K. Risk factors could adversely affect our results and, in some cases, such effect could be material.

All written and verbal forward-looking statements attributable to the Company or any person acting on the Company's behalf are expressly qualified in their entirety by the risk factors and cautionary statements contained herein. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation, and specifically declines any obligation, other than that imposed by law, to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

We are exposed to general economic, business and industry conditions. A significant or prolonged downturn could adversely affect demand for our products.

We are subject to general economic, business and industry conditions. A significant or prolonged economic downturn could have the potential to adversely affect the demand for our products and our results.

Raw material prices and availability have a significant impact on our profitability. If raw material prices increase, and we cannot pass those price increases on to our customers, or we cannot obtain raw materials in a timely manner, our results could be adversely affected.

The principal raw materials that we use in our business are derived from petrochemicals and chemical feedstocks such as styrene, butadiene and polyvinyl chloride. Specifically, Performance Chemicals uses monomers such as styrene and butadiene extensively in its products, and Decorative Products uses polyvinyl chloride extensively in its products. If we are unable to pass along increased raw materials prices to our customers, our results could be adversely affected. The cost of these raw materials has a significant impact on our profitability. The prices of many of these raw materials are cyclical and volatile. Supply and demand factors, which are beyond our control, generally affect the price of our raw materials. While we generally attempt to pass along increased raw materials prices onto our customers in the form of price increases, historically there has been a time delay between increased raw materials prices and our ability to increase the prices of our products. Additionally, we may not be able to increase the prices of our products due to pricing pressure and other factors.

We generally have multiple sources of supply for our raw materials. However, a limited number of suppliers are capable of delivering certain raw materials that meet our standards. Various factors could reduce the availability of raw materials. Shortages could occur in the future. Additionally, disruptions in transportation could delay receipt of raw materials. If our supply of raw materials is disrupted or our lead times extended, our results could be adversely affected.

Consolidation of our customers and competitors has created increased pricing pressure. If we are required to reduce our price to remain competitive, this could adversely affect our results.

We face continued pricing pressure from our customers and competitors. Customers frequently seek price reductions and customer consolidation in certain markets has created customers with greater purchasing power. Additionally, consolidation among our competitors has created competitors with greater financial and other resources. If we are required to reduce prices to compete and we cannot improve operating efficiencies and reduce expenditures to offset such price decrease, our results could be adversely affected.

Our sales and profitability depend on our ability to continue to develop new products that appeal to customers. If we are unable to develop new products, our results could be adversely affected.

Our business depends to a substantial extent on our ability to develop, introduce and support cost-effective new products and technologies on a timely basis. If we fail to develop and deploy new cost-effective products and technologies on a timely basis, our products may no longer be competitive and our results could be adversely affected.

A significant portion of Performance Chemicals sales is concentrated among several large customers.

Our Performance Chemicals segment has several large customers who account for a significant portion of Performance Chemicals' total sales. The loss of, or a significant reduction in purchases by, one of these large customers could adversely affect our results.

Our customers may not be able to compete against increased foreign competition which could adversely affect the demand for our products and our results.

Our domestic customers are subject to increasing foreign competition. If the demand for domestically manufactured products declines then the demand for our domestically manufactured products could decline adversely affecting our results.

Our business is subject to the risks associated with the use of chemicals.

We are subject to risks associated with chemical use including explosions, fires, leaks, discharges, inclement weather, natural disasters, mechanical failure, unscheduled downtime, transportation interruption and acts of God. The occurrence of these risks may result in operating disruptions at our facilities and could adversely affect our results.

We may be unable to achieve, or may be delayed in achieving, our goals under certain cost-reduction measures, which could adversely affect our results.

We have and are undertaking operational excellence processes using LEAN Six Sigma quality, supply chain management, ERP and other initiatives in an effort to improve efficiencies and lower our cost structure. If we are unable to achieve, or if we meet any unexpected delays in achieving our goals, our results could be adversely affected. Additionally, even if we achieve these goals, we may not receive the expected financial benefits of these goals, or the costs of implementing these initiatives could exceed the benefits of these initiatives.

From time to time, we participate in joint ventures that may not operate according to their business plans if our partners fail to fulfill their obligations. This could adversely affect our results and require us to dedicate additional resources to these joint ventures.

From time to time, we participate in joint ventures. The nature of a joint venture requires us to share control with unaffiliated third parties. If our joint venture partners do not fulfill their obligations, the affected joint venture may not be able to operate according to its business plan. In that case, our results could be adversely affected or we may be required to increase our level of commitment to the joint venture. Also, differences in views among joint venture participants could result in delayed decisions or failures to agree on major issues. If these differences cause the joint ventures to deviate from their business plans, our results could be adversely affected.

We may not be able to identify or complete transactions with attractive acquisition candidates, which could adversely affect our business strategy.

As part of our business strategy, we have pursued, and may continue to pursue, targeted acquisition opportunities that we believe would complement our business. We may not be successful in consummating any acquisition, which could adversely affect our business strategy.

The occurrence or threat of extraordinary events, including natural disasters, political disruptions, domestic and international terrorist attacks and acts of war, could significantly decrease demand for our products.

Extraordinary events, including natural disasters, political disruptions, domestic and international terrorist attacks and acts of war could adversely affect the economy generally, our business and operations specifically and the demand for our products. The occurrence of extraordinary events cannot be predicted and their occurrence could adversely affect our results.

Extensive governmental regulations impact our operations and assets, and compliance with these regulations could adversely affect our results.

Our business operations are subject to numerous foreign, federal, state and local regulations which may have a significant effect on the costs of operations including extensive environmental, health and safety regulations.

We are and expect to continue to be subject to increasingly stringent environmental and health and safety laws and regulations. Certain environmental requirements provide for strict and, under certain circumstances, joint and several liability for investigation and remediation of releases of hazardous substances into the environment and liability for related damages. It is difficult to predict the future interpretation and development of environmental and health and safety laws and regulations or their impact on our future results. We anticipate that compliance will continue to require increased capital expenditures and operating costs. Any increase in these costs, or unanticipated liabilities arising out of discovery of previously unknown conditions or more aggressive enforcement actions, could adversely affect our results. Additionally, any such increase in costs or unanticipated liabilities may exceed our reserves, which could adversely affect our results.

Because we maintain a self-insured health care plan for our employees, increases in health care costs could adversely affect our results.

We maintain a self-insured health care plan for our employees and certain retirees under which we generally share the cost of health care with our employees and retirees. Health care costs have been escalating over the past several years. Accordingly, as general health care costs increase, our health care expenses also increase. Such increase in costs could adversely affect our results.

Our business could be adversely affected by risks typically encountered by international operations.

We conduct our business in several foreign jurisdictions and are subject to the risks normally associated with international operations, including the following:

- fluctuations in currency exchange rates;
- transportation delays and interruptions;
- political and economic instability and disruptions;
- the imposition of duties and tariffs;
- import and export controls;
- government control of capital transactions;
- the risks of divergent business expectations or cultural incompatibility inherent in establishing joint ventures with foreign partners;
- difficulties in staffing and managing multi-national operations;
- limitations on our ability to enforce legal rights and remedies; and
- potentially adverse tax consequences.

Any of these events could adversely affect our international operations and our results.

Some of our employees are covered by collective bargaining agreements. The failure to renew any of those agreements on acceptable terms could increase cost or result in a prolonged work stoppage, which could adversely affect our results.

Approximately 28% or about 460 of our employees are covered by four separate collective bargaining agreements. We cannot be assured that any of these agreements will be renewed on similar terms or renegotiated on acceptable terms in the future. Any prolonged work stoppages in one or more of our facilities could adversely affect our results.

Lower investment performance by our pension assets may require us to begin making contributions to the pension fund, which would divert funds from other uses.

We do not anticipate being required to make cash contributions to the pension fund until 2010. However, in order to manage the pension fund over the long term, we may find it prudent to make contributions before 2010. In addition, we cannot predict whether changing conditions including interest rates, pension assets performance, discount rates, government regulation or other factors will lead or require us to make contributions earlier than or in excess of our current expectations. Additionally, we may not have the funds necessary to meet any minimum pension funding requirements.

Fluctuations in our operating results and other factors could contribute to volatility in the market price of our stock.

Historically, our stock price has experienced considerable volatility. We expect that our stock price will continue to experience volatility in the future due to a variety of potential factors such as:

- fluctuations in our results of operations and cash flows;
- variations between our actual financial results and published analysts' expectations;
- technological innovations or new product introductions by us or our competitors; and
- limited liquidity of our stock.

These factors and others could adversely affect the market price of our stock in the future.

Failure to protect intellectual property could adversely affect our results.

For certain products we rely on trademark, trade secret, patent and copyright laws to protect our intellectual property. We cannot be sure that these intellectual property rights will be successfully asserted in the future or that they will not be invalidated or circumvented. In addition, laws of some foreign countries in which our products are or may be sold do not protect our intellectual property rights to the same extent as the laws of the United States. The failure or inability of the Company to protect its proprietary information could make us less competitive and could adversely affect our results.

We could be subject to an adverse litigation judgment which could adversely affect our result.

From time to time, the Company is subject to various claims, lawsuits and proceedings related to product liability, product warranty, contract, employment, environmental and other matters arising out of the Company's business. The ultimate resolution of any litigation is inherently unpredictable. Moreover, there can be no assurance that we will have any or adequate insurance coverage to protect the Company from any adverse litigation judgment. The Company's estimate of liability, if any, is subject to change and the actual result may differ materially from the Company's estimate. An adverse litigation judgment could adversely affect our results.

We have substantial debt.

As of November 30, 2007, we had $149.9 million of total indebtedness outstanding. Our debt agreements may restrict our ability to raise additional equity capital, borrow additional funds, make capital expenditures, or sell our assets. The degree to which we are leveraged could make us more vulnerable to adverse general economic conditions. Additionally, the servicing of our debt will reduce funds available for operations and capital reinvestment.

Our ability to make scheduled payments or refinance our debt will depend on our future financial and operating performance, which could be adversely affected by prevailing economic conditions, financial, business and other factors, some of which are beyond our control. There can be no assurance that our operating results, cash flows and capital resources will be sufficient to pay our indebtedness. If our operating results, cash flows, or capital resources prove inadequate, we could face substantial liquidity challenges and might be required to dispose of material assets or operations or delay planned expansions and capital expenditures, restructure or refinance our debt, or seek additional equity capital. There can be no assurance that any of these actions could be affected on satisfactory terms or that future financing would be available to fund the operations of the business.

Item 1B. Unresolved Staff Comments

Not Applicable

Item 2. Properties

The Company's significant operating, manufacturing, distribution, research, design and/or sales and marketing facilities are set forth below:

Corporate Headquarters:

OMNOVA Solutions Inc.
*175 Ghent Road
Fairlawn, OH

OMNOVA Solutions Technology Center
2990 Gilchrist Road
Akron, OH

Performance Chemicals:

Headquarters:
*175 Ghent Road
Fairlawn, OH

Sales/Manufacturing/Technical/Distribution:
Akron, OH
Calhoun, GA
Chester, SC
*Dalton, GA
Fitchburg, MA
Green Bay, WI
*Hertfordshire, England
Mogadore, OH
*Shanghai, China

Decorative Products:

Headquarters:
*175 Ghent Rd
Fairlawn, OH

Manufacturing Facilities:
Auburn, PA
Columbus, MS
*Dupo, IL
Jeannette, PA
Kent, England
Monroe, NC
*Rayong, Thailand
*Shanghai, China
*Taicang, China

Sales/Marketing/Design/Distribution:
*Asnieres, France
*Bangkok, Thailand
*Dubai, UAE
*Hertfordshire, England
*Paris, France
*Rayong, Thailand
*Shanghai, China
*Warsaw, Poland
*Dang Guan City, China

* An asterisk next to a facility listed above indicates that it is a leased property.

For a further discussion of our leased properties, please refer to Note N to the Consolidated Financial Statements of this report.

During 2007, we generally made effective use of our productive capacity. We believe that the quality and productive capacity of our properties are sufficient to maintain our competitive position for the foreseeable future.

Item 3. Legal Proceedings

From time to time, the Company is subject to various claims, lawsuits and proceedings related to product liability, product warranty, contract, employment, environmental and other matters arising out of the Company's business. The ultimate resolution of any litigation is inherently unpredictable. As a result, the Company's estimates of liability, if any, are subject to change and actual results may materially differ from the Company's estimates. In addition, the effect that the ultimate resolution of these matters may have on the financial condition, results of operations or cash flow of the Company is difficult to predict because any such effect depends on both future results of operations and the amount and timing of the resolution of these matters. However, based on information currently available to the Company, the Company has not recorded any material accruals for probable loss contingencies and does not believe it is reasonably possible that the ultimate resolution of these matters will have a material effect on the consolidated financial condition, results of operations or cash flows of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of OMNOVA Solutions' security holders, through the solicitation of proxies or otherwise, during the quarter ended November 30, 2007.

Item 4A. Executive Officers of the Registrant

The following information is given as of January 25, 2008, and except as otherwise indicated, each individual has held the same office during the preceding five-year period.

Kevin M. McMullen, age 47, Chairman of the Board, Chief Executive Officer and President of the Company since February 2001. Prior to that, Mr. McMullen served as Chief Executive Officer and President of the Company from December 2000 and as a Director from March 2000. From January 2000 until December 2000, Mr. McMullen served as President and Chief Operating Officer of the Company, and from September 1999 to January 2000, Mr. McMullen served as Vice President of the Company and President, Decorative & Building Products. Previously, Mr. McMullen was Vice President of GenCorp Inc. and President of GenCorp's Decorative & Building Products business unit from September 1996 until the spin-off of OMNOVA Solutions in October 1999. Prior to that, Mr. McMullen was General Manager of General Electric Corporation's Commercial & Industrial Lighting business from 1993 to 1996 and General Manager of General Electric Lighting's Business Development and Strategic Planning activities from 1991 to 1993. Mr. McMullen was a management consultant with McKinsey & Co. from 1985 to 1991.

Michael E. Hicks, age 49, Senior Vice President and Chief Financial Officer of OMNOVA Solutions Inc. since its formation. Prior to the spin-off of OMNOVA Solutions in October 1999, Mr. Hicks served as Senior Vice President, Chief Financial Officer and Treasurer of GenCorp Inc. from February 1999 and as Treasurer of GenCorp from September 1994 to February 1999.

James C. LeMay, age 51, Senior Vice President, Business Development; General Counsel of OMNOVA Solutions Inc. since December 1, 2000; previously Senior Vice President, Law and General Counsel of OMNOVA Solutions Inc. since its formation. Prior to the spin-off of OMNOVA Solutions in October 1999, Mr. LeMay also served as Assistant General Counsel of GenCorp Inc. from May 1997, and as Senior Counsel of GenCorp from May 1990 to May 1997.

Douglas E. Wenger, age 51, Senior Vice President and Chief Information Officer of the Company since November 2001. Prior to joining OMNOVA in October 2001, Mr. Wenger served as Director, Global I/T Strategy and Architecture from 2000 until 2001; as Global Program Director, Enterprise Business Applications from 1996 until 2000; Director, Business Information Development, Worldwide Research & Development from 1993 until 1996; and as Director, North American Information Systems and Database Development from 1991 until 1993, in each case for Kellogg Company, a manufacturer and marketer of ready-to-eat cereal and convenience foods.

James J. Hohman, age 59, Vice President of the Company since November 2001 and President, Performance Chemicals since February 2005; President, Paper & Carpet Chemicals from December 2000 until February 2005; Vice President, Specialty Chemicals from March 2000 until November 2000; and Vice President, Paper Chemicals from the spin-off of the Company from GenCorp Inc. in October 1999 until March 2000. Prior to the spin-off, Mr. Hohman served for GenCorp Inc. as Vice President, Paper Chemicals from November 1998 until October 1999 and as Director, Strategic Business Development, Performance Chemicals business unit from March 1996 until October 1998. Previously, Mr. Hohman held several key business and marketing management positions at BP Chemicals from 1982 until 1996, most recently serving as General Manager, Barex Resins.

Robert H. Coleman, age 53, President, Decorative Products since July 2003. Prior to joining OMNOVA, Mr. Coleman served as Vice President and General Manager, Graphics North America from 2000 until 2002; as Vice President and General Manager, Fasson Roll, Europe from 1997 until 2000; as Vice President and General Manager, Packaging and Product Identification Sector in 1997; and as Vice President and General Manager, Fasson Films Division from 1993 until 1997, in each case for Avery Dennison Corporation, Pasadena, California (a manufacturer of pressure-sensitive adhesives and materials and consumer and converted products).

The Company's executive officers generally hold terms of office of one year and/or until their successors are elected.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is listed on the New York Stock Exchange and trades under the symbol OMN. At November 30, 2007, there were 8,640 holders of record of the Company's common stock. Information regarding the high and low quarterly sales prices of the Company's common stock is contained in the Quarterly Financial Data (Unaudited) which appears on page 63 of this report and is incorporated herein by reference.

Information concerning long-term debt appears in Note L to the Consolidated Financial Statements and is incorporated herein by reference.

Information concerning securities authorized for issuance under the Company's equity compensation plans is set forth in Equity Compensation Plan Information of Item 12 in this Annual Report on pages 64 and 65 and is incorporated herein by reference.

The graph below compares the cumulative 5-year total return of holders of OMNOVA Solutions Inc.'s common stock with the cumulative total returns of the S&P 500 index and the S&P Industrials index. The graph assumes that the value of the investment in the Company's common stock and in each of the indexes (including reinvestment of dividends) was $100 on 11/30/2002 and tracks it through 11/30/2007.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG OMNOVA SOLUTIONS INC., THE S&P 500 INDEX
AND THE S&P INDUSTRIALS INDEX


DOLLARS
250
200
150
100
50
0
11/30/02
11/30/03
11/30/04
11/30/05
11/30/06
11/30/07
OMNOVA SOLUTIONS INC.
S&P 500
S&P INDUSTRIALS

* $100 invested on 11/30/02 in stock or index—including reinvestment of dividends. Fiscal year ending November 30.

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. Selected Financial Data

The following table sets forth the Company's selected historical financial data. The selected historical financial data as of November 30, 2007, 2006, 2005, 2004, and 2003 and for each of the five years in the period ended November 30, 2007 are derived from the Company's audited consolidated financial statements.

	2007	2006	2005	2004	2003
	(Dollars in millions, except per share data)				
Statement of operations data:					
Net Sales	$745.5	$699.1	$695.0	$630.7	$584.3
Costs and Expenses:					
Cost of products sold	$605.2	$549.2	$542.6	$480.7	$437.3
Selling, general and administrative	99.1	105.6	105.7	126.0	121.4
Depreciation and amortization	20.1	20.2	21.1	21.6	32.6
Goodwill and indefinite lived trademark impairments[2]	—	1.0	—	3.9	49.6
Fixed asset impairment	—	.1	2.5	—	—
Restructuring and severance[3]	1.0	1.3	5.4	.4	9.0
Interest expense	16.5	21.3	22.6	22.4	17.1
Equity (earnings) loss in affiliates	(1.2)	(2.3)	(.7)	.6	.8
Debt redemption expense[4]	12.4	—	—	—	—
Other (income) expense, net	(.7)	(.6)	(1.2)	.8	.8
Deferred financing costs write-off	—	—	—	—	3.1
Total	$752.4	$695.8	$698.0	$656.4	$671.7
Income (loss) from continuing operations before income taxes	(6.9)	3.3	(3.0)	(25.7)	(87.4)
Income tax expense (benefit)	.1	.1	(.3)	(.3)	(.6)
Income (loss) from continuing operations	(7.0)	3.2	(2.7)	(25.4)	(86.8)
Discontinued Operations, net of tax:					
Income (loss) from operations	.3	(.1)	.9	1.0	3.0
Gain on sale	—	18.2	—	—	—
Income from discontinued operations	.3	18.1	.9	1.0	3.0
Net income (loss)	$ (6.7)	$ 21.3	$ (1.8)	$ (24.4)	$ (83.8)
Basic income (loss) per share:					
Income (loss) from continuing operations	$ (.17)	$ .08	$ (.06)	$ (.64)	$ (2.18)
Income from discontinued operations	.01	.44	.02	.03	.08
Net income (loss) per share	$ (.16)	$ .52	$ (.04)	$ (.61)	$ (2.10)
Diluted income (loss) per share:					
Income (loss) from continuing operations	$ (.17)	$ .08	$ (.06)	$ (.64)	$ (2.18)
Income from discontinued operations	.01	.43	.02	.03	.08
Net income (loss) per share	$ (.16)	$ .51	$ (.04)	$ (.61)	$ (2.10)
General:[1]					
Capital expenditures	$ 16.2	$ 13.0	$ 12.4	$ 11.2	$ 8.6
Total assets[2]	$326.4	$338.9	$358.3	$432.5	$438.9
Long-term debt[4]	$144.6	$165.0	$176.3	$181.5	$192.2

(1) The Company has not declared a dividend for any period presented.

(2) During 2006, 2004 and 2003, the Company recorded goodwill and indefinite-lived intangible asset impairment charges of $1.0 million, $3.9 million and $49.6 million, respectively, related to SFAS No. 142.

(3) Restructuring and severance consisted primarily of severance costs in 2007, severance costs, asset write-downs and costs for the closure of a European sales office in 2006, the closure of the Company's wallcovering distribution facility and the closure of a design center in 2005, severance costs in 2004 and severance costs and asset write-downs in 2003.

(4) On May 22, 2007, the Company entered into a $150 million Term Loan Credit Agreement ("Term Loan"). Proceeds of the Term Loan, along with cash and other resources of the Company were used to redeem the Company's $165 Million 11 1/4% Senior Secured Notes. Additionally, the Company paid $9.8 million in premium and tender fees and wrote off $2.6 million of deferred financing costs.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company is an innovator of emulsion polymers, specialty chemicals, and decorative and functional surfaces for a variety of commercial, industrial and residential end uses. As discussed in Item 1, Business, the Company operates in two reportable business segments: Performance Chemicals and Decorative Products. The Performance Chemicals segment produces a broad range of emulsion polymers and specialty chemicals based primarily on styrene butadiene, styrene butadiene acrylonitrile, vinyl pyridine, polyvinyl acetate, acrylic, styrene acrylic, vinyl acrylic, glyoxal and fluorochemical chemistries. Performance Chemicals' custom-formulated products are tailored for coatings, binders and adhesives, which are used in paper, carpet, nonwovens, textiles, construction, floor polish, masking tape, adhesives, tire cord, plastic parts and various other applications. The Decorative Products segment develops, designs, produces and markets a broad line of decorative and functional surfacing products, including commercial wallcoverings, coated and performance fabrics, printed and solid color surface laminates and performance films. These products are used in numerous applications, including commercial building refurbishment, remodeling and new construction, residential cabinets, flooring and furnishings, transportation markets including school busses, marine and automotive, recreational vehicles, manufactured housing and a variety of industrial films. Please refer to Item 1, Business, of this Annual Report on Form 10-K for further description of and background on the Company's operating segments.

The Company's products are sold to manufacturers, independent distributors and end users through internal marketing and sales forces and agents.

The Company has strategically located manufacturing facilities in the U.S. and U.K. along with its joint venture manufacturing facilities in China and Thailand. During the first quarter of 2008, we acquired the remaining equity interests in these joint ventures. As a result, both the China and Thailand businesses will be reflected as wholly-owned subsidiaries in 2008

The Company has historically experienced stronger sales and income in its second, third and fourth quarters, comprised of the three-month periods ending May 31, August 31 and November 30. The Company's performance in the first quarter (December through February) has historically been weaker due to generally lower levels of customer manufacturing, construction and refurbishment activities during the holidays and cold weather months.

The Company's chief operating decision maker evaluates performance and allocates resources by operating segment. Segment information has been prepared in accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures About Segments of an Enterprise and Related Information." The Company's two operating segments were determined based on products and services provided. Accounting policies of the segments are the same as those described in Note A—Significant Accounting Policies, of the Company's Consolidated Financial Statements. For a reconciliation of the Company's segment operating performance information, please refer to Note P of the Company's Consolidated Financial Statements.

Effective December 1, 2006, the Company renamed its Commercial Wallcoverings product line Contract Interiors and realigned certain product sales from the Coated Fabrics product line to Contract Interiors in order to better reflect common sales and marketing resources used to serve customers. All prior period amounts have been reclassed to conform to current year presentation.

Key Indicators

Key economic measures relevant to the Company include coated paper production, print advertising spending, U.S. commercial real estate and hotel occupancy rates, U.S. office furniture sales, manufactured housing shipments, housing starts and sales of existing homes and forecasts of raw material pricing for certain petrochemical feed stocks. Key OEM industries which provide a general indication of demand drivers to the Company include paper, commercial building construction, housing, furniture manufacturing and flooring manufacturing. These measures provide general information on trends relevant to the demand for the Company's products but the trend information does not necessarily directly correlate with demand levels in the markets which ultimately use the Company's products.

Key operating measures utilized by the business segments include orders, sales, working capital turnover, inventory, productivity, new product vitality and order fill-rates which provide key indicators of business trends. These measures are reported on various cycles including daily, weekly and monthly depending on the needs established by operating management.

Key financial measures utilized by management to evaluate the results of its businesses and to understand the key variables impacting the current and future results of the Company include: sales, gross profit, selling, general and administrative expenses, operating profit before excluded items, consolidated earnings before interest, taxes, depreciation and amortization as set forth in the Company's $150,000,000 Term Loan Credit Agreement ("Consolidated EBITDA"), working capital, operating cash flows, capital expenditures and earnings per share before excluded items, including applicable ratios such as inventory turnover, average working capital, return on sales and assets and leverage ratios. These measures, as well as objectives established by the Board of Directors of the Company, are reviewed at monthly, quarterly and annual intervals and compared with historical periods.

Results of Operations of 2007 Compared to 2006

The Company's net sales in 2007 were $745.5 million as compared to $699.1 million in 2006. The Company's Performance Chemicals business segment revenue increased by 7.6% while the Decorative Products business segment revenue increased 4.9%. Contributing to the sales increase in 2007 were improved volumes of $27.9 million, sales price increases of $11.6 million and favorable foreign exchange translation of $6.9 million.

Gross profit in 2007 was $140.3 million with a gross profit margin of 18.8% compared to gross margin of $149.9 million and a gross profit margin of 21.4% in 2006. Cost of goods sold for 2007 increased $56.0 million to $605.2 million, compared to the same period last year driven by higher raw material costs of $18.6 million, manufacturing costs of $33.4 million related to the increased volumes and higher transportation costs of $4.0 million.

Selling, general & administrative expenses of $99.1 million in 2007 were $6.5 million, or 6.2%, lower than 2006. The decease in 2007 was primarily due to lower employee and professional service costs of $2.9 million, lower supplies and utility costs of $1.0 million and other cost reductions of $2.6 million.

Interest expense of $16.5 million in 2007 was $4.8 million lower than 2006 primarily due to lower debt levels and lower interest rates as a result of the Company's debt refinancing in May 2007.

As described under Long Term Debt, on May 22, 2007, the Company entered into a $150 million Term Loan. The Term Loan carries a variable interest rate based on, at the Company's option, either an alternate base rate or a eurodollar rate, in each case plus an applicable margin. The proceeds of the Term Loan, along with cash and other resources of the Company, were used to redeem its $165 Million 11 ¼% Senior Secured Notes. In connection with the redemption of the Notes, the Company paid $9.8 million in premium and tender fees and wrote off $2.6 million of unamortized debt issuance costs. Additionally, the Company entered into a $50 million notional amount interest rate swap to fix the interest rate on a portion of the Term Loan. As of November 30, 2007, the weighted average interest rate on the Company's outstanding debt was 7.5% as compared to a rate of 11.25% at November 30, 2006. At debt levels and weighted average interest rates which existed at November 30, 2007, the Company's annualized interest expense savings would be approximately $6.0 million as compared to November 30, 2006. As a portion of the interest rates are variable, future interest rates may increase or decrease and the Company's future debt levels may change due to required or voluntary principal payments. Therefore, actual interest expense savings may be materially different.

Equity earnings in affiliates were $1.2 million in 2007, compared to $2.3 million in 2006. The decrease in 2007 was primarily due to higher raw material costs in Asia, one time start-up costs for a new plant in China and higher tax charges.

The Company had a loss from continuing operations of $7.0 million, or $0.17 per diluted share, and net loss of $6.7 million in 2007, or $0.16 per diluted share, compared to income from continuing operations in 2006 of $3.2 million, or $0.08 per diluted share and net income of $21.3 million, or $0.51 per diluted share. Included in 2007 are debt redemption costs of

$12.4 million and an adjustment to discontinued operations of $0.3 million. Included in 2006 net income is a gain on the sale of the Building Products business, classified as discontinued operations, of $18.2 million, or $0.43 per diluted share. No domestic tax provision was provided in either 2007 or 2006 due to the net loss in 2007 and the utilization of the Company's net operating loss carryforwards in 2006.

Segment Discussion

The following Segment Discussion presents information used by the Company in assessing the results of operations by business segment. The Company believes that this presentation is useful for providing the investor with an understanding of the Company's business and operating performance because these measures are used by the chief operating decision maker in evaluating performance and allocating resources.

The following table reconciles segment sales to consolidated net sales and segment operating profit to consolidated income (loss) from continuing operations before income taxes:

	Year Ended November 30, 2007	Year Ended November 30, 2006
Segment Sales:		
Performance Chemicals	$475.3	$441.6
Decorative Products	270.2	257.5
Consolidated net sales	$745.5	$699.1
Segment Operating Profit:		
Performance Chemicals	$ 23.8	$ 29.7
Decorative Products	8.6	9.0
Interest expense	(16.5)	(21.3)
Corporate expense	(10.4)	(14.1)
Debt redemption expense	(12.4)	—
Consolidated income (loss) from continuing operations before income tax	$ (6.9)	$ 3.3

Performance Chemicals

Performance Chemicals' net sales increased 7.6% to $475.3 million during 2007 compared to $441.6 million during 2006, driven by volume increases of $20.6 million, higher selling prices of $11.3 million and $1.8 million of favorable foreign exchange translation. Net sales for the Paper and Carpet chemicals product line increased to $308.9 million during 2007 compared to $290.7 million during 2006, primarily as a result of higher selling prices of $10.4 million and volume increases of $7.3 million due to an increase in market share in paper which was partially offset by lower volumes in carpet due to the slow down in the carpet industry resulting from reduced new housing starts. The Company expects the overall carpet market to remain weak through the first half of 2008. Net sales for the Specialty Chemicals product line increased to $166.4 million during 2007 compared to $150.9 million during 2006, primarily due to volume increases of $12.8 million, higher selling prices of $0.9 million and favorable foreign exchange translation of $1.8 million.

This segment generated an operating profit of $23.8 million in 2007 compared to $29.7 million in 2006. The decrease in segment operating profit was due to higher raw material costs of $20.7 million, increased transportation costs of $3.5 million and lower LIFO inventory reserve reductions of $1.4 million, partially offset by selling price increases of $11.3 million, higher volume of $1.8 million, lower utility costs of $0.8 million and cost reductions of $4.7 million. The segment operating profit also includes items which management excludes when evaluating the results of the Company's segments. Those items for 2007 included a gain on the sale of an office facility in South Carolina of $0.7 million and for 2006 included restructuring and severance charges of $0.4 million.

LIFO inventory reserve reductions increased Performance Chemicals' segment operating profit by $0.2 million in 2007 and $2.1 million in 2006.

Decorative Products

Decorative Products net sales increased by 4.9% to $270.2 million in 2007 from $257.5 million in 2006. Contract Interiors net sales of $122.3 million during 2007 were $8.6 million higher than 2006 primarily due to higher volume in European wallcovering and favorable foreign exchange rates from the British Pound Sterling and the Euro. Net sales for the Coated Fabrics product line increased 6.9% to $77.8 million during 2007 compared to $72.8 million during 2006, primarily as a result of higher volume in transportation of $4.1 million. Net sales for the Laminates product line decreased 1.3% to $70.1 million during 2007 compared to $71.0 million during 2006, primarily due to lower volume in kitchen and bath, furniture and flooring of $6.4 million, partially offset by higher volume in consumer electronics, display and other segments of $5.5 million. The kitchen and bath market is expected to remain weak through the first half of 2008.

This segment generated an operating profit of $8.6 million during 2007 compared to $9.0 million during 2006. The decrease in segment operating profit for 2007 was due to higher health care, utilities and transportation costs of $1.1 million, higher manufacturing and maintenance costs of $3.5 million, ERP system implementation costs of $0.5 million, and lower income from the Company's joint ventures of $1.1 million due to higher raw material costs in Asia and start-up costs related to a new manufacturing plant near Shanghai, offset by lower domestic raw material costs of $2.1 million, the profit on additional volumes of $1.3 million, higher LIFO inventory reserve reductions of $1.1 million and higher selling prices of $0.3 million. The segment operating profit also includes items which management excludes when evaluating the results of the Company's segments. Those items for 2007 were restructuring and severance charges of $0.8 million resulting primarily from workforce reductions. Those items for 2006 included $1.0 million for a non-cash trademark impairment charge, asset impairment charges of $0.1 million and restructuring and severance charges of $0.7 million relating to workforce reductions and the closure of a European sales office.

LIFO reserve reductions positively impacted Decorative Products segment operating profit by $0.7 million in 2007 and $0.1 million in 2006.

Corporate

Interest expense decreased to $16.5 million in 2007 from $21.3 million in 2006. The decrease is due to lower average debt outstanding and a reduction in average interest rates.

Corporate expenses decreased to $10.4 million in 2007 from $14.1 million in 2006 primarily due to lower employee costs, lower incentive and deferred compensation plan expense compared to prior year and lower professional service costs. Included in each of 2007 and 2006 are restructuring and severance expense of $0.2 million.

The Company recorded a tax expense of $0.1 million in both 2007 and 2006. The expense recorded in both years was primarily due to foreign taxes. The effective rates of 0.7% in 2007 and 2.2% in 2006 were below the statutory rate of 35% primarily due to the Company's net tax loss carryforwards. Valuation allowances have been provided for deferred tax assets as a result of the Company's prior losses. At present, the Company has $133.0 million of domestic federal net operating loss carryforwards.

Results of Operations of 2006 Compared to 2005

The Company's net sales in 2006 were $699.1 million as compared to $695.0 million in 2005. The Company's Decorative Products business segment experienced a 6.3% revenue increase while the Performance Chemicals business segment revenue decreased by 2.5%. Included in Decorative Products net sales for 2005 were $2.7 million of net sales relating to the Company's former wallcovering distribution facility, which the Company exited in the first quarter of 2005. Excluding these sales, net sales for the Decorative Products segment increased 7.5%.

Gross profit in 2006 was $149.9 million with a gross profit margin of 21.4% compared to gross profit of $152.4 million and a gross profit margin of 21.9% in 2005. Cost of goods sold for 2006 increased $6.6 million to $549.2 million, compared to the same period last year driven by higher raw material costs of $21.0 million and higher transportation costs of $1.8 million, partially offset by lower volume of $13.0 million and lower manufacturing and other costs of $3.2 million.

Selling, general & administrative expenses were $105.6 million in 2006 compared to $105.7 million in 2005.

Non-cash, indefinite lived trademark impairment charges were $1.0 million in 2006 compared to zero in 2005, as the Company wrote off the remaining balance of its Decorative Products trademark in Europe. During the fourth quarter of 2006, the Company determined that this trademark was fully impaired due to lower sales and margins under the trademark brand in the European market.

Fixed asset impairment charges of $0.1 million in 2006 related to the planned demolition of a building at the Company's Jeannette, Pennsylvania facility. This compares to impairment charges of $2.5 million in 2005 relating to the idling of certain production assets at the Company's Jeannette, Pennsylvania and Mogadore, Ohio facilities.

Restructuring and severance charges were $1.3 million in 2006 compared to $5.4 million in 2005. In 2006, the Company recorded $0.7 million for the closure of one European wallcovering sales facility and $0.6 million for domestic workforce reduction costs. The Company terminated 29 employees in connection with these workforce reductions and all payments were completed during 2007. In 2005, the Company recorded $3.2 million in exit costs as it closed a distribution facility due to the appointment of a new distributor, and also recognized $2.2 million of workforce reduction costs. The Company terminated 61 employees in connection with these workforce reductions and all payments were completed by the end of 2005.

Interest expense of $21.3 million in 2006 was $1.3 million lower than 2005 primarily due to lower average debt and applicable interest rate spreads, partially offset by higher short-term interest rates.

Equity earnings in affiliates were $2.3 million in 2006, compared to $0.7 million in 2005. The increase in 2006 was primarily due to higher sales volume in Asia as demand in that region continues to grow.

The Company had income from continuing operations of $3.2 million in 2006, or income of $.08 per diluted share, compared to a loss of $2.7 million in 2005, or a loss of $0.06 per diluted share. The Company had net income of $21.3 million in 2006, or $0.51 per diluted share, compared to a net loss of $1.8 million in 2005, or a loss of $0.04 per diluted share. Included in 2006 net income is a gain on the sale of the Building Products business, classified as discontinued operations, of $18.2 million, or $0.43 per diluted share. No tax provision was provided due to the utilization of the Company's net operating loss carryforwards.

Segment Discussion

The following Segment Discussion presents information used by the Company in assessing the results of operations by business segment. The Company believes that this presentation is useful for providing the investor with an understanding of the Company's business and operating performance because these measures are used by the chief operating decision maker in evaluating performance and allocating resources.

The following table reconciles segment sales to consolidated net sales and segment operating profit to consolidated income (loss) from continuing operations before income taxes:

	Year Ended November 30,	
	2006	2005
Segment Sales:		
Performance Chemicals	$441.6	$452.8
Decorative Products	257.5	242.2
Consolidated net sales	$699.1	$695.0
Segment Operating Profit:		
Performance Chemicals	$ 29.7	$ 33.8
Decorative Products	9.0	(2.8)
Interest expense	(21.3)	(22.6)
Corporate expense	(14.1)	(11.4)
Debt redemption expense	—	—
Consolidated income (loss) from continuing operations before income tax	$ 3.3	$ (3.0)

Performance Chemicals

Performance Chemicals' net sales decreased 2.5% to $441.6 million in 2006 from $452.8 million in 2005 primarily as a result of lower volume of $30.2 million, which was partially offset by product pricing actions of $19.0 million. Net sales for the paper and carpet chemicals product line decreased 2.4% to $290.7 million in 2006 from $297.9 million in 2005 due to lower volumes of $17.2 million as a result of lower new residential construction and customers reducing inventories, partially offset by pricing actions of $10.0 million. Net sales for the specialty chemicals product line decreased 2.6% to $150.9 million in 2006 compared to $154.9 million in 2005 primarily due to lower volumes of $13.0 million, partially offset by pricing actions of $9.0 million.

The segment generated an operating profit of $29.7 million for 2006 as compared to an operating profit of $33.8 million in 2005. The lower segment operating profit resulted primarily from higher raw material costs of $16.9 million, lower volumes of $9.1 million, higher utilities and transportation costs of $3.4 million and higher non-cash pension expense of $1.3 million, partially offset by product pricing increases of $19.0 million and cost reductions and other items of $7.6 million. The segment operating profit also includes items which management excludes when evaluating the results of the Company's segments. Those items for 2006 included restructuring and severance charges of $0.4 million and for 2005 included an asset impairment charge of $0.9 million and restructuring and severance charges of $0.7 million resulting primarily from workforce reductions.

The segment operating profit of Performance Chemicals was positively impacted by LIFO inventory reserve adjustments of $2.1 million and $0.3 million in 2006 and 2005, respectively.

Decorative Products

Decorative Products' net sales increased to $257.5 million in 2006 as compared to $242.2 million in 2005. Included in net sales for 2005 were $2.7 million of net sales reported as commercial wallcovering net sales, relating to the Company's former wallcovering distribution facility. Excluding the net sales of the former wallcovering distribution facility, 2006 net sales of $113.7 million for contract interiors were $22.7 million higher than 2005 primarily due to higher domestic volumes, partially offset by $0.4 million of unfavorable foreign exchange rates from the British Pound Sterling and the Euro. Net sales for the coated fabrics product line decreased 18.5% to $72.8 million in 2006 compared to $89.3 million in 2005, primarily as a result of higher volumes in transportation, performance films and rigids, which were offset by lower volumes in residential furniture and pool liners. Net sales for the laminates product line increased 19.9% to $71.0 million in 2006 compared to $59.2 million in 2005, primarily due to higher volume in kitchen and bath and manufactured housing applications of $15.3 million, partially offset by lower volume in consumer electronics and other segments of $3.5 million.

The segment generated an operating profit of $9.0 million for 2006 as compared to an operating loss of $2.8 million for 2005. The improvement in the segment operating profit was primarily due to product pricing increases of $2.8 million, higher volume of $3.5 million, higher income from the Company's joint ventures of $1.6 million and cost and productivity improvements of $8.6 million, partially offset by higher raw material costs of $4.1 million, higher utilities costs of $1.0 million and higher non-cash pension expense of $3.1 million. The Company's joint ventures have experienced higher revenues as demand in the Asian region continues to increase. The segment operating profit also includes items which management excludes when evaluating results of the Company's segments. Those items for 2006 included $1.0 million for a non-cash trademark impairment charge, asset impairment charges of $0.1 million and restructuring and severance charges of $0.7 million relating to workforce reductions and the closure of a European sales office. Those items for 2005 included the gain on the sale of the Lanark® wallcovering brand of $0.8 million, the gain on the settlement of a retiree health care dispute of $0.9 million, an asset impairment charge of $1.6 million, restructuring and severance charges of $5.1 million and work stoppage costs of $1.7 million related to a work stoppage earlier in the year at its Jeannette, Pennsylvania facility.

The segment operating profit of Decorative Products was positively impacted by LIFO inventory reserve adjustments of $0.1 million in 2006 and negatively impacted by $0.4 million in 2005.

Corporate

Interest expense decreased to $21.3 million in 2006 from $22.6 million in 2005. The decrease was primarily due to lower average debt and applicable interest rate spreads, partially offset by higher short-term interest rates.

Corporate expenses increased to $14.1 million in 2006 from $11.4 million in 2005 primarily due to higher pension expense of $0.6 million, higher auditing and SOX related fees of $0.4 million, higher information technology spending associated with a SAP system implementation of $0.2 million, expense of $0.6 million associated with a strategic growth initiative and higher restructuring and severance expense of $0.1 million.

The Company recorded a tax expense of $0.1 million in 2006 compared to a tax benefit of $0.3 million in 2005. The expense recorded in 2006 was primarily due to foreign taxes. The benefit recorded in 2005 was primarily due to a refund as a result of an amended return filed for 2000. The effective rates of 2.2% in 2006 and 13.8% in 2005 were below the statutory rate of 35% primarily due to the Company's net tax loss carryforwards. Valuation allowances have been provided for deferred tax assets as a result of the Company's prior losses. The Company had $114.2 million of domestic federal net operating loss carryforwards.

Discontinued Operations

On September 27, 2006, the Company sold substantially all of the assets and liabilities of the Building Products business to EIFS Diversified Products, LLC, for $25.9 million in cash resulting in a gain of $18.2 million. No tax provision was provided due to the utilization of the Company's net operating loss carryforwards. The Company retained $10.5 million of Building Products trade accounts receivable, all of which were collected as of November 30, 2006.

In accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," the results of operations and cash flows of the Building Products business for all periods presented have been reported as discontinued operations. Additionally, the assets and liabilities of the Building Products business have been reclassified as assets and liabilities held for sale at November 30, 2005. This transaction allows the Company to focus its resources in strategic product lines where it enjoys leading market positions and will provide the Company with financial flexibility to grow its remaining segments.

The results of operations for the Building Products business reported as discontinued operations were:

(Dollars in millions)	2007	2006	2005
Net sales	$—	$93.4	$115.1
Net earnings (loss) from discontinued operations	$ .3	$ (.1)	$ .9

Financial Resources and Capital Spending

The following table reflects key cash flow measures from continuing operations:

(Dollars in millions)	2007	2006	2005
Cash provided by operating activities	$ 13.0	$10.9	$ 11.7
Cash provided by (used) in investing activities	$ (2.4)	$ .2	$(12.1)
Cash used in financing activities	$(24.4)	$ (9.9)	$ (4.0)

Cash provided by operating activities was $13.0 million in 2007, compared to cash provided of $10.9 million and $11.7 million in 2006 and 2005, respectively. Cash provided by operations increased in 2007 primarily due to a reduction in the use of working capital as compared to 2006. The decrease in 2006, as compared to 2005, was primarily due to changes in working capital, including a reduction in accounts payable due to the timing of certain purchases for raw materials, partially offset by improved earnings. Days Sales Outstanding ("DSO") was 46.1 days during 2007 compared to 45.6 days during 2006. The increase was primarily due to higher sales and extended terms at certain large customers.

In 2007, $2.4 million was used in investing activities, as compared to $0.2 million provided by investing activities in 2006. During 2007, the Company used $12.4 million of restricted cash in connection with its debt redemption and refinancing, as described in Note L – Long-Term Debt. Additionally, the Company incurred $16.2 million of capital expenditures in 2007, compared to $13.0 million in 2006 and $12.4 million in 2005. Also included in 2006 was cash received from the sale of the Building Products business, partially offset by restricted cash received. Capital expenditures were made and are planned principally for asset replacement, new product capability, cost reduction, safety and productivity improvements and environmental protection. The Company anticipates capital expenditures in 2008 to be approximately $18.0 million. Additionally, during the first quarter of 2008, the Company purchased the minority interests in its joint venture businesses for $28.0 million which was funded through borrowings under its revolving credit facility. The Company plans to fund substantially all of its capital expenditures from anticipated cash flow generated from operations during the remainder of the year. If necessary, a portion of capital expenditures will be funded through borrowings under its current credit facility.

Cash used for financing activities in 2007 was $24.4 million compared to $9.9 million in 2006 and $4.0 million in 2005. Included in 2007 are costs associated with the Company's debt refinancing including $9.8 million paid for premium and tender fees and $2.2 million paid for deferred financing costs incurred. Cash used in financing activities in 2006 and 2005 was primarily related to payments under the revolving credit facility. Total debt was $149.9 million as of November 30, 2007, compared to $165.0 million as of November 30, 2006.

Long-Term Debt

On May 22, 2007, the Company entered into a $150 million Term Loan Credit Agreement due May 2014. The Term Loan carries a variable interest rate based on, at the Company's option, either an alternate base rate or a eurodollar rate, in each case plus an applicable margin. The alternate base interest rate is a fluctuating rate equal to the higher of the Prime Rate or the sum of the Federal Funds Effective Rate plus 0.50%. The applicable margin for the alternate base rate is 1.50%. The eurodollar rate is a periodic fixed rate equal to the London Inter Bank Offered Rate ("LIBOR"). The applicable margin for the eurodollar rate is 2.50%. Annual principal payments consist of $1.5 million, due in quarterly installments, and annual excess free cash flow payments as defined in the Term Loan agreement, with any remaining balance to be paid May 2014. Required principal payments of $0.8 million were paid during 2007. An estimated annual excess cash payment of $3.8 million is required to be paid by the Company by the end of February 2008. The Company can prepay any amount at any time without penalty upon proper notice and subject to a minimum dollar requirement. Prepayments will be applied towards any required annual excess free cash flow payment. The Term Loan is secured by all real property and equipment of the Company's domestic facilities and stock and equity investments of the Company's non-domestic subsidiaries. The Term Loan contains affirmative and negative covenants, including limitations on additional debt, certain investments and acquisitions outside of the Company's line of business. The Term Loan requires the Company to maintain a net leverage ratio of less than 5.5 to 1. At November 30, 2007, the Company was in compliance with this requirement with a ratio of 2.9 to 1. The Term Loan also requires the Company to maintain an interest rate swap of at least 1/3 of the outstanding principle balance. Additionally, the Term Loan also provides for additional borrowings of up to $75 million, provided that certain requirements are met including an interest coverage ratio and a senior secured leverage ratio. The Company has not utilized these additional borrowings as of November 30, 2007.

Proceeds of the Term Loan, along with cash, restricted cash and other resources of the Company, were used to redeem the Company's $165 Million 11 ¼% Senior Secured Notes ("Notes"). In connection with the redemption of the Notes, the Company paid $9.8 million in premium and tender fees. Additionally, the Company wrote off $2.6 million of unamortized debt issuance costs which were being amortized over the term of the Notes.

On May 31, 2007, the Company entered into a 5 year fixed rate interest rate swap agreement totaling $50 million to convert a portion of the outstanding Term Loan from variable to fixed rates. Under this agreement, the Company will pay a fixed rate of 7.73% and receive a variable rate based on LIBOR plus a margin of 2.50%. The variable rates on the interest rate swap and $50 million of the Term Loan are reset every three months on the same base rate and same date, at which time the interest will be settled and will be recognized as adjustments to interest expense. This swap agreement is designated as a cash flow hedge, and as such, any resulting gain or loss on the fair value of the derivative instrument will be recognized in Accumulated other comprehensive income, until it is realized. The fair value of the swap as of November 30, 2007 was a loss of $2.5 million, with a corresponding adjustment to other liabilities. The effective average interest rate for the Term Loan in 2007 was 8.3%. There was no ineffectiveness on the interest rate swap recognized during 2007.

In connection with the Term Loan, on May 22, 2007 the Company amended its Senior Secured Revolving Credit Facility ("Facility"). The Facility was increased to $80 million from $72 million and extended until May 2012. The Facility is secured by domestic accounts receivable, inventory (collectively the "Eligible Borrowing Base") and intangible assets. Availability under the Facility will fluctuate depending on the Eligible Borrowing Base and is determined by applying customary advance rates to the Eligible Borrowing Base. The Facility includes a $15 million sublimit for the issuance of commercial and standby letters of credit and a $10 million sublimit for swingline loans. The Facility contains affirmative and negative covenants, similar to the Term Loan, including limitations on additional debt, certain investments and acquisitions outside of the Company's line of business. If the average excess availability of the Facility falls below $20 million, the Company must maintain a fixed charge coverage ratio greater than 1.1 to 1 as defined in the agreement. The Company may request an increase in available borrowings under the Facility of up to $20 million (for a maximum of $100 million) upon satisfaction of certain requirements. The Company has not utilized these additional available borrowings as of November 30, 2007.

Advances under the Facility bear interest, at the Company's option, at either an alternate base rate or a eurodollar rate, in each case plus an applicable margin. The alternate base interest rate is a fluctuating rate equal to the higher of the Prime Rate or the sum of the Federal Funds Effective Rate plus 0.50%. The applicable margin for the alternate base rate will vary from 0.0% to 0.25% depending on the Company's fixed charge coverage ratio and the margin was 0.0% at November 30, 2007. The eurodollar rate is a periodic fixed rate equal to LIBOR. The applicable margin for the eurodollar rate will vary from 1.25% to 2.0% depending on the Company's fixed charge coverage ratio and the margin was 1.5% at November 30, 2007.

The Facility requires a commitment fee based on the unused portion of the Facility. The commitment fee will vary from 0.125% to 0.25% based on the Company's fixed charge coverage ratio and was 0.125% at November 30, 2007.

At November 30, 2007, the Eligible Borrowing Base under the Facility was $77.7 million, outstanding letters of credit were $3.4 million and amounts borrowed were $0.7 million. At November 30, 2007, the amount available for borrowing under the Facility was $73.6 million.

As of November 30, 2007, the weighted total average interest rate on the Company's outstanding debt was 7.5% as compared to an average rate of 10.8% in 2006. At debt levels and weighted average interest rates, which existed at November 30, 2007, the Company's annualized interest expense savings under the Term Loan would be approximately $6.0 million as compared to under the notes. As a portion of the interest rates are variable, future interest rates may increase or decrease and the Company's future debt levels may change due to required or voluntary principal payments, therefore, actual interest expense savings may be materially different.

Subsequent Events

On December 28, 2007, the Company amended its Facility to increase the availability from $80 million to $90 million and allow the Company to utilize borrowings under the Facility to purchase the minority interests of its Asian joint ventures. All terms, including applicable spreads on interest rates, remained the same. Total availability will vary throughout the year with fluctuations in the borrowing base.

On January 7, 2008, the Company announced that it had completed the acquisition of the minority interests in its joint venture businesses, Decorative Products (Singapore) Pte., Ltd. ("DPS"), a Singapore limited company, and CPPC – Decorative Products Co., Ltd. ("CPD"), a Thailand limited company. DPS is a holding company which owns 100% of both CG-OMNOVA Decorative Products (Shanghai) Co., Ltd. ("CGO") and Beston OMNOVA Plastics (Taicang) Co., Ltd. ("Taicang"). Both CGO and Taicang are registered and incorporated in the Peoples Republic of China. The minority interests of both DPS and CPD, representing approximately 49.9% of their respective registered equity, was acquired from CPPC Public Company Limited for $28.0 million in cash and a contingent payment of $2.0 million based on the achievement of certain 2008 financial results. The acquisition was effective as of December 31, 2007. As a result, these entities will be reflected as wholly-owned subsidiaries in 2008.

Contractual Obligation

(Dollars in millions)	Total	Less Than 1 Year	2 – 3 Years	4 – 5 Years	More Than 5 Years
	Payments Due By Period				
Long-term debt	$149.9	$ 5.3	$ 3.0	$ 3.0	$138.6
Operating leases	21.8	5.0	7.7	4.7	4.4
Purchase obligations	5.5	1.3	2.0	2.2	—
Other long-term liabilities recorded on balance sheet	23.1	2.3	3.1	3.1	14.6
Total	$200.3	$13.9	$15.8	$13.0	$157.6

Significant Accounting Policies and Management Judgments

The Company's discussion and analysis of its results of operations, financial condition and liquidity are based upon the Company's consolidated financial statements as of November 30, 2007, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities as of the date of the financial statements. Periodically, the Company reviews its estimates and judgments including those related to product returns, accounts receivable, inventories, warranty obligations, litigation, environmental reserves, pensions and income taxes. The Company bases its estimates and judgments on historical experience and on various assumptions that it believes to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect its more significant estimates and assumptions used in the preparation of its consolidated financial statements:

A) Revenue Recognition

Sales must meet the following criteria in order to be recognized as revenue: 1) persuasive evidence of an arrangement exists; 2) product must be shipped to customer, thereby assuring delivery, whereby shipment results in the transfer of ownership risk to the customer; 3) an established sales price has been set with the customer; 4) collection of the sale revenue from the customer is reasonably assured; and 5) no contingencies exist. The Company estimates and records provisions for quantity rebates, sales returns and allowances in the period the revenue is recognized, based upon its experience. These items are included as a reduction in net sales.

B) Allowance For Doubtful Accounts

The Company's policy is to identify all specific customers that are considered doubtful of collection based upon the customer's financial condition, payment history, credit rating and other relevant factors, and those accounts that have been turned over for collection and to reserve the portion of such accounts receivable for which collection does not appear likely. If the financial condition of our customers were to deteriorate, resulting in an inability to make payments, additional allowances may be required. The allowance for doubtful accounts was approximately $1.6 million and $2.1 million at November 30, 2007 and 2006, respectively.

C) Allowance For Inventory Obsolescence

The Company's policy is to maintain an inventory obsolescence reserve based upon specifically identified, discontinued or obsolete items and a percentage of quantities on hand compared with usage and sales levels over the last year to two years. The policy has been applied on a consistent basis for all years presented. A sudden and unexpected change in design trends and/or preferences for patterns, colors and/or material could reduce the rate of inventory turnover and require the Company to increase its reserve for obsolescence. The reserve for inventory obsolescence, which applies primarily to our Decorative Products segment, was approximately $9.5 million and $9.9 million at November 30, 2007 and 2006, respectively.

D) Litigation and Environmental Reserves

From time to time, the Company is subject to claims, lawsuits and proceedings related to product liability, product warranty, contract, employment, environmental and other matters arising out of the Company's business. The Company provides a reserve for such matters when it concludes a loss is probable and the amount can be estimated. Costs related to environmental compliance are also accrued when it is probable a loss has been incurred and the amount of loss can be estimated.

E) Pensions and Other Post-retirement Plans

The Company accounts for its pension and other post-retirement plans using the recognition and disclosure provisions of SFAS No.158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)." This Statement requires employers to recognize in their balance sheets the overfunded or underfunded status of defined benefit post-retirement plans, measured as the difference between the fair value of plan assets and the benefit obligation (the projected benefit obligation for pension plans and the accumulated post-retirement benefit obligation for other post-retirement plans). The Company recognizes the change in the funded status of the plan in the year in which the change occurs through Accumulated other comprehensive income. This Statement also requires plan assets and obligations to be measured as of the employers' balance sheet date. The measurement provision of this Statement will be effective for years beginning after December 15, 2008, with early application encouraged. The Company has not yet adopted the measurement provisions of this Statement.

As of November 30, 2007, included in Accumulated other comprehensive loss was unrecognized prior service costs credits of $0.7 million and unrecognized actuarial loss of $8.9 million. The estimated net loss and prior service cost for defined benefit pension plans that will be amortized from Accumulated other comprehensive loss and included in pension expense during 2008 are $2.6 million and $0.7 million, respectively. The estimated net gain and prior service cost for retiree medical plans that will be amortized from accumulated other comprehensive loss and included in other post-retirement credits during 2008 are $2.5 million and $0.3 million, respectively.

The most significant elements in determining the Company's pension expense are the expected return on plan assets and the discount rate. The assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. This produces the expected return on plan assets that is included in pension (expense) income. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension (expense) income.

The Company recorded non-cash pension expense of $5.4 million in both 2007 and 2006. Pension expense is calculated using the discount rate, as determined below, used to discount plan liabilities at the prior year measurement date. Thus, the rates of 6.15% and 5.4% were used to calculate the pension expense in 2007 and 2006, respectively. The Company anticipates 2008 non-cash expense to be approximately $5.0 million. An increase or decrease of 25 basis points in the discount rate would decrease or increase expense on an annual basis by approximately $0.5 million.

The Company determined the discount rate to be used to discount the plan liabilities at the plan's measurement date, which was August 31, 2007. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the measurement date. In estimating this rate, the Company considered rates of return on high quality, fixed-income investments that receive one of the two highest ratings given by a recognized investment ratings agency. Changes in discount rates, as well as the net effect of other changes in actuarial assumptions and experience, have been recognized in Accumulated other comprehensive (loss) income as prescribed by SFAS No. 158.

With the higher yields and risk environment in 2007, the Company increased the discount rate used to measure the defined benefit pension plan obligations to a discount rate of 6.55% from a discount rate of 6.15% in 2006. The measurement date of August 31, 2007 was used to determine this rate.

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target allocation of the pension portfolio. This resulted in the selection of a long-term rate of return on assets assumption of 8.0% for plan years 2007 and 2006. The measurement dates of August 31, 2007 and 2006 were used to determine these rates. A 25 basis point change in the assumed rate of return for assets would increase or decrease the assets by approximately $0.5 million and would increase or decrease pension expense by approximately $0.5 million.

Based on asset performance, interest rate and discount rate assumptions and current pension funding rules, the Company does not anticipate that a cash contribution to the pension fund will be required prior to 2010. However, this funding analysis is highly sensitive to changes in these assumptions and such changes may accelerate or delay the requirement to make a cash contribution.

Currently, the pension plan has a credit balance that will cover cash contribution requirements for the next two years. Factors that could alter the cash requirements and timing of any such cash equivalents are:

- Investment returns which differ materially from the Company's 8.0% return assumption.
- Significant changes in interest rates, affecting the discount rate.
- Opportunities to reduce future cash requirements by accelerating contributions ahead of the minimum required schedule. By following certain strategies, smaller contributions in the near term may prevent the need for larger contributions in the future. Some of those strategies might include, but are not limited to, contributions to avoid Pension Benefit Guaranty Corporation variable premiums, and maintain funded status to avoid additional funding requirements under Section 412(l) of the Internal Revenue Code. These types of contributions would allow the Company to manage the overall cash flow to the plan.

F) Tax Valuation Allowance

The Company has provided a full valuation allowance against its net deferred tax assets due to the uncertainty of realization of such assets. As of November 30, 2007, the Company had approximately $85.3 million of net deferred tax assets primarily related to domestic loss carryforwards that expire by 2025, goodwill and indefinite lived intangible asset impairment losses created as a result of the Company's annual impairment test in 2004 and 2003, the cumulative effect of an accounting change effective December 1, 2001, a change in the Company's pension liabilities, and other temporary differences for which a full valuation allowance of $85.3 million has been provided. The Company provided a valuation allowance for its deferred tax assets after having considered its history of cumulative losses since its spin-off from GenCorp.

G) Stock Based Employee Compensation

Prior to December 1, 2005, the Company elected to follow Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and related interpretations in accounting for the Company's employee stock options. Under APB 25, because the exercise price of the stock option equaled the market price of the underlying stock on the date of grant (intrinsic value method), no compensation expense was recognized.

Effective December 1, 2005, the Company adopted the fair value method of recording stock options as required by SFAS No. 123 (Revised), "Share-Based Payment" using the modified prospective method. Under this method, compensation cost includes the portion of awards vested in the period for (1) all share-based payments granted prior to but not vested as of December 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (2) all share-based payments granted subsequent to December 1, 2005, based on the grant date fair value.

While the Company regularly evaluates the use of share-based payments, its recent practice has been to issue fewer stock options than has been issued in the past, utilizing other forms of incentives such as restricted stock, which are required to be expensed using the fair value method. See Note O to the Company's Consolidated Financial Statements for a further discussion of share-based payments.

H) Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets, such as property, plant and equipment, and definite-lived intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases. During 2006, the Company recorded impairment charges of $0.1 million.

Environmental Matters

The Company's policy is to conduct its businesses with due regard for the preservation and protection of the environment. The Company devotes significant resources and management attention to comply with environmental laws and regulations. The Company's Consolidated Balance Sheet as of November 30, 2007 reflects reserves for environmental remediation efforts of $0.5 million.

Capital expenditures for projects related to environmental matters were $1.2 million in 2007, $0.5 million in 2006 and $0.1 million in 2005. During 2007, non-capital expenditures for environmental compliance and protection totaled $5.1 million, all of which were for recurring costs associated with managing hazardous substances and pollution abatement in ongoing operations. Similar non-capital expenditures were $4.7 million and $4.0 million in years 2006 and 2005, respectively. The Company anticipates that non-capital environmental expenditures for the next several years will be consistent with historical expenditure levels.

Employee Matters

The Company employs 1,640 employees at offices, plants and other facilities located principally throughout the United States and the United Kingdom. Approximately 28%, or about 460, of the Company's employees are covered by collective bargaining agreements. In February 2007, the Company and its Calhoun, Georgia bargaining unit employees ratified a new three year contract agreement. In May 2007, the Company and its Columbus, Mississippi bargaining unit employees ratified a new three year contract agreement. Approximately 115 employees are covered by collective bargaining agreements set to expire in 2008. The Company would generally describe its relationship with employees as good.

New Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for years beginning after December 15, 2006. This Interpretation will be effective for the Company beginning December 1, 2007. The adoption of this Interpretation is not expected to have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement is effective for years beginning after November 15, 2007. The adoption of this Statement is not expected to have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115." SFAS No. 159 provides companies with an option to measure, at specified election dates, financial instruments and certain other items at fair value that are not currently measured at fair value. For those items for which the fair value option is elected, unrealized gains and losses will be recognized in earnings for each subsequent reporting period. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for years beginning after November 15, 2007. The adoption of the Statement is not expected to have a material impact on the Company's consolidated financial statements.

Forward Looking Statements

This Annual Report includes forward looking statements as defined by federal securities laws. Please refer to Item 1A. Risk Factors, beginning on page 8 of this Report which is incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk from changes in interest rates on its long-term debt obligations. As described in Note L of the Company's Consolidated Financial Statements, the Company's $150 Million Term Loan Credit Agreement ("Term Loan"), which matures in 2014, and Senior Secured Revolving Credit Facility ("Facility"), which matures in 2012, both have variable interest rates. Borrowings under the Term Loan and the Facility were $149.2 million and $0.7 million, respectively, as of November 30, 2007. The Company has one fixed rate interest rate swap agreement with a notional amount of $50 million, to convert a portion of its variable rate Term Loan to a fixed rate of 7.73%. The fair value of this swap was a loss of $2.5 million as of November 30, 2007. The weighted average effective interest rate of the Company's outstanding debt was 7.5% as of November 30, 2007. A hypothetical increase or decrease of 100 basis points would impact the Company's interest expense by approximately $1.6 million. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes.

The Company is subject to foreign currency exchange risk primarily due to the European wallcovering business. As disclosed in Note F, the Company has experienced an accumulated gain of $8.2 million as of November 30, 2007 primarily due to the favorable currency conversion of the British Pound Sterling. To date, the Company has not entered into any significant foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates, but will continue to evaluate the future use of these financial instruments.

Management's Assessment of Internal Control Over Financial Reporting

Management of OMNOVA Solutions Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). In evaluating the Company's internal control over financial reporting, management has adopted the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer, the Company conducted an assessment of the effectiveness of the Company's internal control over financial reporting. Management has determined that the Company's internal control over financial reporting is effective as of November 30, 2007.

The effectiveness of the Company's internal control over financial reporting as of November 30, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of OMNOVA Solutions Inc.:

We have audited OMNOVA Solutions Inc.'s internal control over financial reporting as of November 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). OMNOVA Solutions Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying report titled "Management's Assessment of Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, OMNOVA Solutions Inc. maintained, in all material respects, effective internal control over financial reporting as of November 30, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of November 30, 2007 and 2006 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended November 30, 2007 of OMNOVA Solutions Inc. and our report dated January 22, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Akron, Ohio
January 22, 2008

Item 8. Consolidated Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

REPORT OF MANAGEMENT

To the Shareholders of OMNOVA Solutions Inc.:

Management of OMNOVA Solutions Inc. is responsible for preparing the accompanying consolidated financial statements and for assuring their integrity and objectivity. These financial statements were prepared in accordance with U.S. generally accepted accounting principles and fairly represent the transactions and financial condition of the Company in all material respects. The financial statements include amounts that are based on management's best estimates and judgments. The Company's financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm, who has been selected by the Audit Committee of the Board of Directors and approved by the shareholders. Management has made available to Ernst & Young LLP all of the Company's financial records and related data, internal audit reports, as well as the minutes of shareholders' and directors' meetings.

Management of the Company has established and maintains a system of internal accounting controls that is designed to provide reasonable assurance that assets are safeguarded, transactions are properly recorded and executed in accordance with management's authorization and the books and records accurately reflect the disposition of assets. The system of internal controls includes appropriate division of responsibility. The Company maintains an internal audit department that independently assesses the effectiveness of the internal controls through a program of internal audits.

The Audit Committee is composed of directors who are not officers or employees of the Company. It meets regularly with members of management, the internal auditors and representatives of the independent registered public accounting firm to discuss the adequacy of the Company's internal control over financial reporting, financial statements and the nature, extent and results of the audit effort. Management reviews with the Audit Committee all of the Company's significant accounting policies and assumptions affecting the results of operations. Both the independent registered public accounting firm and internal auditors have access to the Audit Committee without the presence of management.

Kevin M. McMullen
Chairman, Chief Executive Officer and President

Michael E. Hicks
Senior Vice President and Chief Financial Officer

January 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of OMNOVA Solutions Inc.:

We have audited the accompanying consolidated balance sheets of OMNOVA Solutions Inc. as of November 30, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended November 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OMNOVA Solutions Inc. at November 30, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 30, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note A to the financial statements, effective December 1, 2005, the company changed its method of accounting for stock-based compensation. Also as discussed in Note B to the financial statements, effective November 30, 2006, the Company changed its method of accounting for its employee benefit plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), OMNOVA Solutions Inc.'s internal control over financial reporting as of November 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 22, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Akron, Ohio
January 22, 2008

OMNOVA SOLUTIONS INC.

Consolidated Statements of Operations

	Years Ended November 30,		
	2007	2006	2005
	(Dollars in millions, except per share data)		
Net Sales	$745.5	$699.1	$695.0
Costs and Expenses			
Cost of products sold	605.2	549.2	542.6
Selling, general and administrative	99.1	105.6	105.7
Depreciation and amortization	20.1	20.2	21.1
Indefinite-lived trademark impairment	—	1.0	—
Fixed asset impairment	—	.1	2.5
Restructuring and severance	1.0	1.3	5.4
Interest expense	16.5	21.3	22.6
Equity earnings in affiliates, net	(1.2)	(2.3)	(.7)
Debt redemption expense	12.4	—	—
Other income, net	(.7)	(.6)	(1.2)
	752.4	695.8	698.0
Income (loss) from continuing operations before income taxes	(6.9)	3.3	(3.0)
Income tax expense (benefit)	.1	.1	(.3)
Income (loss) from continuing operations	(7.0)	3.2	(2.7)
Discontinued Operations, Net of Tax:			
Income (loss) from operations	.3	(.1)	.9
Gain on sale	—	18.2	—
Income from discontinued operations	.3	18.1	.9
Net Income (Loss)	$ (6.7)	$ 21.3	$ (1.8)
Basic Income (Loss) Per Share:			
Income (loss) from continuing operations	$ (.17)	$ .08	$ (.06)
Income from discontinued operations	.01	.44	.02
Net income (loss) per share	$ (.16)	$ .52	$ (.04)
Diluted Income (Loss) Per Share:			
Income (loss) from continuing operations	$ (.17)	$ .08	$ (.06)
Income from discontinued operations	.01	.43	.02
Net income (loss) per share	$ (.16)	$ .51	$ (.04)

See notes to consolidated financial statements.

OMNOVA SOLUTIONS INC.

Consolidated Balance Sheets

	November 30, 2007	November 30, 2006
	(Dollars in millions, except per share amounts)	
ASSETS:		
Current Assets		
Cash and cash equivalents	$ 12.6	$ 26.4
Accounts receivable, net	102.2	94.4
Inventories	30.6	33.4
Prepaid expenses	3.1	3.3
Deferred income taxes	—	.3
Total Current Assets	148.5	157.8
Restricted cash	—	12.3
Property, plant and equipment, net	135.8	138.5
Trademarks and other intangible assets, net	4.2	5.7
Investments in affiliates	22.2	19.1
Prepaid pension asset	9.8	—
Deferred income taxes	1.7	—
Other assets	4.2	5.5
Total Assets	$ 326.4	$ 338.9
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current Liabilities		
Current portion of long-term debt	$ 5.3	$ —
Accounts payable	62.0	58.2
Accrued payroll and personal property taxes	14.2	14.2
Accrued interest	.1	9.3
Deferred income taxes	1.7	—
Employee benefit obligations	3.3	5.1
Other current liabilities	5.2	6.7
Total Current Liabilities	91.8	93.5
Long-term debt	144.6	165.0
Postretirement benefits other than pensions	11.0	17.1
Deferred income taxes	—	.3
Pension liability	2.4	3.0
Other liabilities	11.3	11.5
Total liabilities	261.1	290.4
Shareholders' Equity		
Preference stock—$1.00 par value; 15 million shares authorized; none outstanding	—	—
Common stock—$0.10 par value; 135 million shares authorized; 43.4 million and 43.1 million shares issued as of November 30, 2007 and 2006, respectively	4.3	4.3
Additional contributed capital	314.9	313.8
Retained deficit	(243.3)	(236.6)
Treasury stock at cost; 0.8 million and 1.1 million shares as of November 30, 2007 and 2006, respectively	(6.7)	(8.4)
Accumulated other comprehensive loss	(3.9)	(24.6)
Total Shareholders' Equity	65.3	48.5
Total Liabilities and Shareholders' Equity	$ 326.4	$ 338.9

See notes to consolidated financial statements.

OMNOVA SOLUTIONS INC.

Consolidated Statements of Shareholders' Equity
For the Years Ended November 30, 2007, 2006 and 2005

(Dollars in millions)	Common Stock	Additional Contributed Capital	Retained Deficit	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity (Deficit)	Total Comprehensive Income (Loss)
2005							
Balance November 30, 2004	$4.2	$310.9	$(256.2)	$(11.4)	$ 3.3	$ 50.8	
Net loss			(1.8)			(1.8)	$ (1.8)
Cumulative translation adjustment					(4.1)	(4.1)	(4.1)
Defined benefit pension plans					(60.4)	(60.4)	(60.4)
Total comprehensive loss							$(66.3)
Exercise of stock options and other		1.3	.1			1.4	
Common stock issuance	.1			1.4		1.5	
Balance November 30, 2005	$4.3	$312.2	$(257.9)	$(10.0)	$(61.2)	$(12.6)	
2006							
Net income			21.3			21.3	$ 21.3
Cumulative translation adjustment					5.5	5.5	5.5
Defined benefit pension plans					60.9	60.9	60.9
Total comprehensive income							$ 87.7
Exercise of stock options and other		1.6				1.6	
Common stock issuance				1.6		1.6	
Adjustment to initially apply SFAS No. 158					(29.8)	(29.8)	
Balance November 30, 2006	$4.3	$313.8	$(236.6)	$ (8.4)	$(24.6)	$ 48.5	
2007							
Net loss			(6.7)			(6.7)	$ (6.7)
Cumulative translation adjustment					3.4	3.4	3.4
Unrecognized loss on interest rate swap					(2.5)	(2.5)	(2.5)
Defined benefit pension plans							
Prior service costs					3.5	3.5	3.5
Net actuarial (loss) gain					16.3	16.3	16.3
Total comprehensive income							$ 14.0
Exercise of stock options and other		1.1				1.1	
Common stock issuance				1.7		1.7	
Balance November 30, 2007	$4.3	$314.9	$(243.3)	$ (6.7)	$ (3.9)	$ 65.3	

See notes to consolidated financial statements.

OMNOVA SOLUTIONS INC.

Consolidated Statements of Cash Flows

	Years Ended November 30,		
	2007	2006	2005
	(Dollars in millions)		
Operating Activities			
Net (loss) income	$ (6.7)	$ 21.3	$ (1.8)
Income from discontinued operations	(.3)	(18.1)	(.9)
(Loss) income from continuing operations	$ (7.0)	$ 3.2	$ (2.7)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Equity earnings in affiliates	(1.2)	(2.3)	(.7)
Loss (gain) on sale of fixed assets	(1.0)	—	(.5)
Depreciation and amortization	20.1	20.2	21.1
Debt redemption expense	12.4	—	—
Write-down of indefinite lived trademarks	—	1.0	—
Restructuring and severance and write-down of fixed assets	1.0	1.4	4.5
Non-cash stock compensation expense	.9	.8	1.0
Other	1.1	(1.4)	—
Changes in operating assets and liabilities:			
Accounts receivable	(7.6)	(3.9)	(9.0)
Inventories	2.8	4.2	8.0
Other current assets	.3	(.1)	(.5)
Current liabilities	(8.3)	(13.5)	(9.3)
Other non-current assets	.8	8.3	2.5
Other long-term liabilities	(1.3)	(7.0)	(2.7)
Discontinued operations	(.3)	11.2	.8
Net Cash Provided By Operating Activities	12.7	22.1	12.5
Investing Activities			
Capital expenditures	(16.2)	(13.0)	(12.4)
Proceeds from asset dispositions and business sold	1.5	25.0	.3
Dividends received from equity affiliates	—	.5	—
Use of (investment in) restricted cash	12.3	(12.3)	—
Discontinued operations	—	(.8)	(.8)
Net Cash Used By Investing Activities	(2.4)	(.6)	(12.9)
Financing Activities			
Proceeds from borrowings	689.3	687.1	770.9
Repayment of debt obligations	(708.1)	(698.4)	(775.1)
Short-term debt proceeds (payments), net	3.8	(.1)	(.2)
Cash paid for debt redemption and refinancing costs	(12.0)	—	—
Other financing activities	2.6	1.5	.4
Net Cash Used By Financing Activities	(24.4)	(9.9)	(4.0)
Effect of exchange rate changes on cash	.3	4.9	(.7)
Net (Decrease) Increase In Cash and Cash Equivalents	(13.8)	16.5	(5.1)
Cash and cash equivalents at beginning of period	26.4	9.9	15.0
Cash and Cash Equivalents at End of Period	$ 12.6	$ 26.4	$ 9.9

See notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note A—Significant Accounting Policies

Basis of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company uses the equity method of accounting for its three Asian joint ventures, CPPC-Decorative Products Co., Ltd., CG – OMNOVA Decorative Products (Shanghai) Co., Ltd. and Beston OMNOVA Plastics (Taicang) Co., Ltd., (collectively the "Asian Joint Ventures") in which it holds a 50.1% ownership interest, due to contractual limitations that grant substantive participating rights to the minority partner.

Each of the Company's Asian Joint Ventures report results of operations to the Company on a one-month lag. Therefore, included in the Company's annual reported equity earnings in affiliates are the Company's proportionate share of the operating results of the Asian Joint Ventures for the twelve month period ending October 31.

Reclassifications—Certain prior year's amounts have been reclassified to conform to current year presentation. In addition, the results of operations and cash flows of the Building Products business, a previously reportable operating segment, have been classified as discontinued operations for all periods presented. Unless otherwise indicated, all disclosures in the notes to the consolidated financial statements relate to the continuing operations of the Company.

Use of Estimates—The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition—Sales must meet the following criteria in order to be recognized as revenue: 1) persuasive evidence of an arrangement exists; 2) product must be shipped to customer, thereby assuring delivery, whereby shipment results in the transfer of ownership risk to the customer; 3) an established sales price has been set with the customer; 4) collection of the sale revenue from the customer is reasonably assured; and 5) no contingencies exist. The Company estimates and records provisions for quantity rebates, sales returns and allowances in the period the revenue is recognized, based upon its experience. These items are included as a reduction in net sales.

Freight Costs—The Company reflects the cost of shipping its products to customers as cost of products sold. Customer reimbursements for freight are not significant.

Environmental Costs—The Company expenses, on a current basis, recurring costs associated with managing hazardous substances and pollution in ongoing operations. The Company accrues for costs associated with environmental remediation when it becomes probable that a liability has been incurred.

Research and Development Expense—Research and development costs, which were $9.1 million in 2007, $9.5 million in 2006 and $11.2 million in 2005, are charged to expense as incurred.

Cash and Cash Equivalents—The Company considers all highly liquid instruments with maturities of 90 days or less as cash equivalents.

Restricted Cash—As a result of the Company's sale of its Building Products business during the fourth quarter of 2006, which is described in Note D, the Company placed $12.3 million of the proceeds from the sale into a restricted long-term cash account for the benefit of the Company's bondholders, which represents the fair value of the property, plant and equipment of the sold business that was previously pledged as collateral under the Company's borrowing arrangements. The Company utilized this restricted cash and related interest in connection with its redemption and refinancing in May and June 2007.

Note A—Significant Accounting Policies (Continued)

Fair Value of Financial Instruments—The estimated fair values of the Company's financial instruments as of November 30, 2007 and 2006 are as follows:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 12.6	$ 12.6	$ 26.4	$ 26.4
Restricted cash	$ —	$ —	$ 12.3	$ 12.3
Short-term debt	$ 5.3	$ 5.3	$ —	$ —
Long-term debt	$144.6	$144.6	$165.0	$176.6
Interest rate swap	$ 2.5	$ 2.5	$ —	$ —

The carrying value of the Company's cash equivalents approximates fair value due to the short term maturity of such instruments. The senior secured revolving credit facility and the $150 Million Term Loan Credit Agreement each bears interest at variable rates and therefore its carrying value approximates its fair value. As of November 30, 2006, the estimated fair value of the $165 Million 11 1/4% Senior Secured Note was based on quoted market rates. Interest rate swaps are recorded at estimated fair values based on settlement amounts.

Interest Rate Swap—The Company recognizes derivative instruments as either an asset or a liability at fair value. For a cash flow hedge, the effective portion of the change in fair value of the derivative is recognized as an asset or liability with a corresponding amount in Accumulated other comprehensive income (loss). Amounts in Accumulated other comprehensive income (loss) are recognized in earnings when the underlying hedged transaction occurs. Ineffectiveness is measured by comparing the present value of the cumulative change in the expected future cash flows on the variable leg of the swap and the present value of the cumulative change in the expected future interest cash flows on the debt. Any ineffective portion of a cash flow hedge is recognized in earnings immediately. There was no ineffectiveness on the Company's interest rate swap during 2007 because the terms of the interest rate swap were identical to the hedged portion of the Term Loan.

Currently, the Company only hedges a portion of its variable rate debt using an interest rate swap. The net interest paid or received on interest rate swaps is recognized as interest expense or income.

The Company does not enter into derivative instruments for trading or speculative purposes.

Accounts Receivable Allowance—The Company's policy is to identify all specific customers that are considered doubtful of collection based upon the customer's financial condition, payment history, credit rating and other relevant factors, and those accounts that have been turned over for collection and to reserve the portion of such accounts receivable for which collection does not appear likely. If the financial condition of the Company's customers were to deteriorate, resulting in an inability to make payments, additional allowances may be required.

Inventories—Inventories are stated at the lower of cost or market. All U.S. based inventory is valued using the last-in, first-out ("LIFO") method. The Company believes the LIFO method results in a better matching of costs and revenues. The remaining portion of inventories, which are located outside of the U.S., are valued using the first-in, first-out ("FIFO") method. Inventory costs include direct overhead, freight and duty for purchased products.

The Company's policy is to maintain an inventory obsolescence reserve based upon specifically identified, discontinued or obsolete items and a percentage of quantities on hand compared with historical and forecasted usage and sales levels. The policy has been applied on a consistent basis for all years presented. A sudden and unexpected change in design trends and/or preferences for patterns, colors and/or material could reduce the rate of inventory turnover and require the

Note A—Significant Accounting Policies (Continued)

Company to increase its reserve for obsolescence. The reserve for inventory obsolescence, which applies primarily to our Decorative Products segment, was approximately $9.5 million and $9.9 million at November 30, 2007 and 2006, respectively.

Long-Lived Assets—Property, plant and equipment are recorded at cost. Refurbishment costs are capitalized in the property accounts, whereas, ordinary maintenance and repair costs are expensed as incurred. Depreciation is computed principally using the straight-line method. Depreciable lives on buildings and improvements and machinery and equipment range from 10 to 40 years and 3 to 20 years, respectively. Leasehold improvements are depreciated over the shorter of the lease term, including any expected renewal periods or the estimated useful life of the improvement.

Identifiable intangible assets, such as patents, trademarks and licenses, are recorded at cost or when acquired as part of a business combination at estimated fair value. Intangible assets with finite lives are amortized over their estimated useful lives using the straight-line method over periods ranging from 10 to 30 years. Accumulated amortization of identifiable intangible assets at November 30, 2007 and 2006 was $14.1 million and $12.6 million, respectively.

Impairment of other long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset or related group of assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value.

Asset Retirement Obligations—The fair value of an asset retirement obligation is recorded when the Company has an unconditional legal obligation to perform an asset retirement activity and the amount of the obligation can be reasonably estimated. In assessing asset retirement obligations, the Company reviews the expected settlement dates or a range of estimated settlement dates, the expected method of settlement of the obligation and other factors pertinent to the obligations. As of November 30, 2007, the Company did not have any material asset retirement obligations.

Foreign Currency Translation—The financial position and results of operations of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of operations denominated in foreign currencies are translated into U.S. dollars at exchange rates in effect at year-end, while revenues and expenses are translated at the weighted average exchange rates for the year. The resulting translation gains and losses on assets and liabilities are recorded in Accumulated other comprehensive income (loss), and are not included in operations until realized through sale or liquidation of the investment.

Income Taxes—Deferred income taxes are provided for temporary differences between the carrying amount of assets and liabilities for financial reporting and income tax purposes. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized.

Stock-Based Compensation—Effective December 1, 2005, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(revised) using the modified prospective method. Under this method, compensation cost includes the portion of awards vested in the period for (1) all share-based payments granted prior to, but not vested as of December 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (2) all share-based payments granted subsequent to December 1, 2005, based on the grant date fair value.

Prior to December 1, 2005, the Company elected to follow the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the stock options equaled the market price of the underlying stock on the date of grant (intrinsic value method), no compensation expense was recognized.

Note A—Significant Accounting Policies (Continued)

Had the Company used the fair value based accounting method for share-based compensation expense for 2005, the Company's consolidated pro forma net loss and net loss per share would have been as follows:

	2005
	(Dollars in millions, except per share data)
Net loss—as reported	$(1.8)
Add: Total share-based compensation expense, included in reported net loss, net of related tax effects	1.0
Deduct: Total share-based compensation expense determined under fair-value based method for all rewards, net of related tax effects	(2.4)
Pro forma net loss	$(3.2)
Basic and diluted net loss per share, as reported	$(.04)
Proforma basic and diluted net loss per share	$(.08)

New Accounting Pronouncements—In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for years beginning after December 15, 2006. This Interpretation will be effective for the Company beginning December 1, 2007. The adoption of this Interpretation is not expected to have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement is effective for years beginning after November 15, 2007. The adoption of the Statement is not expected to have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115." SFAS No. 159 provides companies with an option to measure, at specified election dates, financial instruments and certain other items at fair value that are not currently measured at fair value. For those items for which the fair value option is elected, unrealized gains and losses will be recognized in earnings for each subsequent reporting period. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for years beginning after November 15, 2007. The adoption of the Statement is not expected to have a material impact on the Company's consolidated financial statements.

Note B—Adoption of SFAS No. 158

Effective November 30, 2006, the Company adopted the recognition provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans–an amendment of FASB Statements No. 87, 88, 106, and 132(R)." This Statement requires employers to recognize in their balance sheets the overfunded or underfunded status of defined benefit post-retirement plans, measured as the difference between the fair value of plan assets and the benefit obligation (the projected benefit obligation for pension plans and the accumulated post-retirement benefit obligation for other post-retirement plans). Employers must recognize the change in the funded status of the plan in the year in which the change occurs through other comprehensive income. This Statement also requires plan assets and obligations to be measured as of the employer's balance sheet date. The measurement provision of this Statement will be

Note B—Adoption of SFAS No. 158 (Continued)

effective for years beginning after December 15, 2008, with early application encouraged. The Company has not yet adopted the measurement provisions of this Statement and is in the process of determining the impact of the adoption on the Company's consolidated financial statements.

Prior to the adoption of the recognition provisions of SFAS No. 158, the Company accounted for its defined benefit post-retirement plans under SFAS No. 87, "Employers Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 87 required that a liability (minimum pension liability) be recorded when the accumulated benefit obligation (ABO) liability exceeded the fair value of plan assets. The transition adjustment was recorded as a non-cash charge to Accumulated other comprehensive income in shareholders' equity. SFAS No. 106 required that the liability recorded should represent the actuarial present value of all future benefits attributable to an employees' service rendered to date. Under both SFAS No. 87 and No. 106, changes in the funded status were not immediately recognized, rather they were deferred and recognized ratably over future periods. Upon adoption of the recognition provisions of SFAS No. 158, the Company recognized the amounts of prior changes in the funded status of its post-retirement benefit plans through Accumulated other comprehensive income. As a result, the Company recognized the following adjustments in individual line items of its Consolidated Balance Sheet as of November 30, 2006:

	Prior to Application of SFAS No. 158	Effect of Adopting SFAS No. 158	As Reported at November 30, 2006
		(Dollars in millions)	
Prepaid pension asset	$ 53.8	$(53.8)	$ —
Postretirement benefits other than pension	$ 45.5	$(25.6)	$ 19.9
Pension liability	$ 1.8	$ 1.2	$ 3.0
Total liabilities	$314.8	$(24.4)	$290.4
Accumulated other comprehensive income (loss)	$ 5.2	$(29.8)	$ (24.6)
Total shareholders' equity	$ 78.3	$(29.8)	$ 48.5

The adoption of the recognition provisions of SFAS No. 158 had no effect on the Company's consolidated statement of operations and cash flows for the year ended November 30, 2006, or for any prior period presented, did not affect any financial covenants, and is not expected to affect the Company's operating results in future periods.

Note C—Restructuring and Severance

The following table is a summary of restructuring and severance charges for 2007, 2006 and 2005:

	2007	2006	2005
		(Dollars in millions)	
Severance expense	$1.0	$1.0	$ 3.4
Fixed asset write-off	—	—	.4
Other asset write-off	—	—	2.8
Other exit costs	—	.3	.5
Debt settlement and asset sales	—	—	(1.2)
	$1.0	$1.3	$ 5.9

In 2007, the Company's Decorative Products segment recorded $0.8 million of severance charges and Corporate recorded $0.2 million of severance charges, all which were related to workforce reduction initiatives. The Company terminated 15 employees in connection with these workforce reductions. The Company expects payments related to such charges to be completed during 2008.

Note C—Restructuring and Severance (Continued)

In 2006, the Company's Decorative Products segment recorded $0.7 million of restructuring and severance charges relating to the closure of one of its European wallcovering sales facility and domestic workforce reduction initiatives. Also in 2006, the Company's Performance Chemicals segment recognized $0.4 million and Corporate headquarters recognized $0.2 million of severance charges relating to workforce reduction initiatives. The Company terminated 29 employees in connection with these workforce reductions. Payments related to such severance charges were completed during 2007.

In connection with the appointment of a new distributor for its Genon® brand of commercial wallcoverings during the first quarter of 2005, the Company substantially completed the closure of its wallcovering distribution facility in Randolph, Massachusetts. In the first quarter of 2005, the Company incurred disposal costs of $3.7 million for inventories, sample books, other assets and related fixed assets not transferred to the new distributor or redeployed within the Company and $1.2 million for severance costs covering 65 employees, offset by $1.2 million resulting from the settlement of certain debt obligations relating to this business and the sale of the Guard® brand of commercial wallcovering to a third party. Of the total $3.7 million charge for this restructuring effort, $0.5 million of inventory related write-downs were classified as cost of products sold, with the balance classified as restructuring and severance in the Company's Consolidated Statements of Operations.

Also during the first quarter of 2005, the Decorative Products segment recorded an additional $0.3 million of severance related to other workforce reduction initiatives. The Performance Chemicals segment recorded $0.3 million of severance resulting primarily from the consolidation of job positions. Both restructurings were designed to consolidate operations and reduce costs. As a result of these restructurings, the Company terminated 10 employees. These workforce reduction programs were complete as of February 28, 2005.

During the second quarter of 2005, in connection with ongoing efforts to reduce costs, the Company implemented a reduction in force affecting approximately 30 employees across the Company and recorded a charge of approximately $1.0 million for severance and related costs.

During the third quarter of 2005, the Decorative Products segment recorded $0.6 million of restructuring and severance costs relating to the closure of a design facility in New Jersey and workforce reductions in the U.K. As a result of these restructurings, the Company terminated 21 employees. Payments related to these charges were substantially completed as of November 30, 2005.

The following table summarizes the Company's liabilities related to restructuring and severance activities:

	November 30, 2006	2007 Provision	2007 Payments	November 30, 2007
		(Dollars in millions)		
Performance Chemicals	$ .4	$ —	$ .4	$—
Decorative Products	.5	.8	1.0	.3
Corporate	.1	.2	.3	—
Total	$1.0	$1.0	$1.7	$ .3

In addition to the amounts above, during 2006 the Company recognized $1.2 million of severance and other exit costs relating to the sold Building Products segment that were classified in discontinued operations. These payments were completed by the end of 2007.

Note D—Discontinued Operations

On September 27, 2006, the Company sold substantially all of the assets and liabilities of the Building Products business to BFS Diversified Products, LLC, for $25.9 million in cash resulting in a gain of $18.2 million. No income taxes were provided due to the utilization of the Company's net operating loss carryforwards. The Company retained $10.5 million of Building Products trade accounts receivable, all of which were collected as of November 30, 2006.

In accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," the results of operations and cash flows of the Building Products business for all periods presented have been reported as discontinued operations. This transaction allowed the Company to focus its resources on its strategic product lines with strong market positions and provided the Company with flexibility to grow its remaining segments.

The results of operations for the Building Products business reported as discontinued operations were:

	2007	2006	2005
	(Dollars in millions)		
Net sales	$—	$93.4	$115.1
Net earnings (loss) from discontinued operations	$ .3	$ (.1)	$ .9

During 2007, the Company completed all obligations associated with the sale of the Building Products business, including the payment of all exit costs. As a result, the Company reversed $0.3 million of estimated exit costs in 2007.

Note E—Earnings Per Share

A reconciliation of the numerator and denominator used in the basic and diluted earnings per share computations is as follows:

	Years Ended November 30,		
	2007	2006	2005
	(Dollars in millions, except per share data)		
Numerator			
Income (loss) from continuing operations	$ (7.0)	$ 3.2	$ (2.7)
Income from discontinued operations	.3	18.1	.9
Net income (loss)	$ (6.7)	$ 21.3	$ (1.8)
	(Shares in thousands)		
Denominator			
Denominator for basic income (loss) per share—weighted average shares outstanding	41,799	41,322	40,707
Effect of dilutive employee stock options	—	298	—
Denominator for diluted income (loss) per share—adjusted weighted average shares	41,799	41,620	40,707

	Years Ended November 30,		
	2007	2006	2005
Basic Income (Loss) Per Share:			
Income (loss) from continuing operations	$ (.17)	$ .08	$ (.06)
Income from discontinued operations	.01	.44	.02
Net income (loss)	$ (.16)	$ .52	$ (.04)

Note E—Earnings Per Share (Continued)

	Years Ended November 30,		
	2007	2006	2005
Diluted Income (Loss) Per Share:			
Income (loss) from continuing operations	$(.17)	$.08	$(.06)
Income from discontinued operations	.01	.43	.02
Net income (loss)	$(.16)	$.51	$(.04)

Options to purchase common stock and unearned restricted stock of the Company that were anti-dilutive of 2.8 million, 3.4 million and 5.5 million shares during 2007, 2006 and 2005, respectively, were not included in the computation of dilutive per share amounts.

Note F—Accumulated Other Comprehensive Loss

The components of Accumulated other comprehensive loss are as follows:

	Years Ended November 30,		
	2007	2006	2005
	(Dollars in millions)		
Foreign currency translation adjustments	$ 8.2	$ 4.9	$ (.6)
Unrecognized loss on interest rate swap	(2.5)	—	—
Employee benefit plans	(9.6)	(29.5)	(60.6)
Accumulated comprehensive loss	$(3.9)	$(24.6)	$(61.2)

The amounts included in Accumulated other comprehensive loss during 2007 and 2006 relating to the Company's employee benefit plans were as follows:

	Pension Plans	Health Care Plans	Total
	(Dollars in millions)		
2007			
Net Actuarial (Loss) Gain			
Net actuarial gain incurred during the period	$ 11.1	$ 4.1	$ 15.2
Amortization of net actuarial (loss) gain included in net periodic pension expense	3.6	(2.5)	1.1
Net change in net actuarial gain	$ 14.7	$ 1.6	$ 16.3
Prior Service Cost			
Prior service costs incurred during the period	$ —	$ 2.9	$ 2.9
Amortization of prior service costs included in net periodic pension expense	.8	(.2)	.6
Net change in prior service costs	$ .8	$ 2.7	$ 3.5
2006			
Net actuarial (loss) gain			
Amount recognized upon the adoption of SFAS No. 158	$(51.5)	$26.3	$(25.2)
Prior service cost			
Amount recognized upon the adoption of SFAS No. 158	$ (3.6)	$ (.7)	$ (4.3)

In 2006, the fair value of plan assets of the Company's funded defined benefit plan exceeded the accumulated benefit obligation, and accordingly, the Company reversed its minimum pension liability of $0.3 million. Additionally, as of

Note F—Accumulated Other Comprehensive Loss (Continued)

November 30, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158 as described in Note B. As a result of adopting SFAS No. 158, the Company recognized in its balance sheet the underfunded status of its defined benefit plans, measured as the difference between the fair value of plan assets and the benefit obligation (the projected benefit obligation for pension plans and the accumulated post-retirement benefit obligation for other post-retirement plans). As a result, as of November 30, 2006, the Company recognized liabilities of $3.0 million for its defined benefit pension plans and $19.9 million for its retiree health care plan and also recognized in Accumulated other comprehensive loss a net actuarial loss of $25.2 million and prior service costs of $4.3 million. The net difference between these liabilities and assets and liabilities previously recorded, approximately $29.8 million, was charged to Accumulated other comprehensive loss as required by SFAS No. 158.

Note G—Income Taxes

	Years Ended November 30,		
	2007	2006	2005
	(Dollars in millions)		
Income Tax Expense (Benefit)			
Current			
U.S. federal	$—	$—	$(.3)
Foreign	.1	.1	—
	.1	.1	(.3)
Deferred			
U.S. federal	$—	$—	$—
State and local	—	—	—
Foreign	—	—	—
	—	—	—
Income Tax Expense (Benefit)	$ .1	$ .1	$(.3)

	Years Ended November 30,		
	2007	2006	2005
Effective Income Tax Rate			
Statutory federal income tax rate	35.0%	35.0%	35.0%
Unrecognized net operating loss	(39.6)	(25.0)	(49.8)
Non-deductible goodwill	(.2)	.5	(.8)
Foreign taxes	4.1	(8.3)	13.3
Expected refund for amended return	—	—	16.1
Other, net	—	—	—
Effective Income Tax Rate	N/A	2.2%	13.8%

Note G—Income Taxes (Continued)

Deferred Taxes

	November 30,			
	2007		2006	
	Assets	Liabilities	Assets	Liabilities
	(Dollars in millions)			
Accrued estimated costs	$ 15.3	$ —	$ 17.1	$ —
Goodwill and intangible assets	31.2	—	36.5	—
Depreciation	—	15.1	—	17.4
Pension	—	4.2	—	—
NOL's and other carryforwards	54.2	—	47.5	—
Postretirement employee benefits	5.1	—	8.2	—
Other	—	1.2	—	.1
Valuation allowance	(85.3)	—	(91.8)	—
Deferred Taxes	$ 20.5	$20.5	$ 17.5	$17.5

As of November 30, 2007, the Company had approximately $133.0 million of domestic federal net operating losses (NOL's) and $182.6 million of state and local NOL's with carryforward periods of 20 years and 5 to 20 years, respectively. The majority of the federal and state and local NOL's expire in the years 2020 through 2028. The U.S. domestic pretax income (loss) was $(6.6) million, $21.3 million and $(0.4) million in 2007, 2006 and 2005, respectively. As of November 30, 2007, the Company had approximately $21.3 million of foreign NOL's with an indefinite carryforward period. Pretax income (loss) of foreign subsidiaries was $(0.4) million, $2.2 million and $2.4 million in 2007, 2006 and 2005, respectively. No cash was paid during 2007 and 2006 for income taxes. The Company received net cash refunds for income taxes in 2005 of $0.1 million primarily related to NOL carrybacks from foreign operations.

Due to the Company's history of losses and uncertainties associated with predicting future taxable income, the Company provided a valuation allowance against its net deferred tax assets due to the uncertainty of recovery of such assets. The net increase (decrease) in the valuation allowance was $(6.5) million, $(20.4) million and $22.0 million in 2007, 2006 and 2005, respectively. Undistributed earnings of foreign equity affiliates was $5.7 million as of November 30, 2007.

Note H—Accounts Receivable

The Company's accounts receivable are generally unsecured and are not backed by collateral from its customers. No one customer represented more than 10% of the Company's net trade receivables at November 30, 2007 and 2006. The allowance for doubtful accounts was $1.6 million and $2.1 million at November 30, 2007 and 2006, respectively. Write-offs of uncollectible accounts receivable totaled $0.5 million in 2007, $0.1 million in 2006 and $2.0 million in 2005. The provision for bad debts totaled less than $0.1 million, $0.4 million and $1.2 million in 2007, 2006 and 2005, respectively.

Note I—Inventories

	November 30, 2007	November 30, 2006
	(Dollars in millions)	
Raw materials and supplies	$ 16.6	$ 18.1
Work-in-process	2.2	2.8
Finished products	44.5	46.4
Approximate replacement costs of inventories	63.3	67.3
LIFO inventory reserve	(23.2)	(24.0)
Other reserves	(9.5)	(9.9)
Inventories	$ 30.6	$ 33.4

Inventories valued using the LIFO method represented approximately $45.0 million or 70% and $49.6 million or 74% of inventories at November 30, 2007 and 2006, respectively. During 2007, 2006 and 2005, inventory quantities declined resulting in liquidation of LIFO inventory layers carried at lower cost prevailing in prior years compared to the cost of current year purchases. The effect of the liquidation decreased cost of products sold by $4.5 million, $6.0 million and $5.8 million in 2007, 2006 and 2005, respectively.

Note J—Property, Plant and Equipment, Net

	November 30, 2007	November 30, 2006
	(Dollars in millions)	
Land	$ 8.8	$ 8.8
Building and improvements	87.8	87.4
Machinery and equipment	349.9	344.4
Construction in progress	10.4	7.6
	456.9	448.2
Accumulated depreciation	(321.1)	(309.7)
Property, Plant and Equipment, Net	$ 135.8	$ 138.5

Depreciation expense was $18.6 million, $18.6 million and $19.5 million in 2007, 2006 and 2005, respectively. Included in depreciation and amortization expense is $14.7 million, $14.7 million and $15.5 million in 2007, 2006 and 2005, respectively, related to depreciation of manufacturing facilities and equipment.

Included in other income, net for 2007 is a gain of $0.7 million on the sale of an office facility in South Carolina.

Asset impairment charges for 2006 were $0.1 million for an idle building which was demolished at the Company's Jeannette, Pennsylvania facility. Asset impairment charges for 2005 were $2.5 million for the idling of certain production assets at the Company's Jeannette, Pennsylvania and Mogadore, Ohio facilities. Due to volume decreases during 2005 in the Company's base film business and the relocation of certain product lines to other Company facilities, the Company idled one of its calendering lines at its Jeannette, Pennsylvania facility. The Company's Performance Chemicals segment's ongoing improvement in its manufacturing processes, increases in system-wide production capacity and an environment of high energy costs led to lower cost solutions in the manufacturing and delivering of its styrene-butadiene products necessitating the write-off in 2005 of certain manufacturing assets at its Mogadore, Ohio facility.

As of November 30, 2007 and 2006, the Company had $3.9 million and $3.3 million, respectively, of unamortized software costs included in machinery and equipment, primarily related to an Enterprise Resource Program (ERP) system, which the Company began implementing during 2005. The Company is amortizing these costs over five years.

Note K—Other Intangible Assets

During the fourth quarter of 2006, the Company determined that the Decorative Products indefinite lived trademark was fully impaired and recognized an impairment charge of $1.0 million. As of November 30, 2007, the Company had no indefinite lived intangible assets or goodwill.

The following table summarizes finite lived intangible assets as of November 30, 2007 and 2006:

	November 30, 2007		November 30, 2006	
	Gross Carrying Amount	Net Carrying Amount	Gross Carrying Amount	Net Carrying Amount
	(Dollars in millions)			
Finite lived intangible assets				
Patents	$ 7.9	$1.6	$ 7.9	$2.3
Trademarks	5.9	.7	5.9	1.3
Technical know-how	2.6	1.7	2.6	1.8
Other	1.9	.2	1.9	.3
	$18.3	$4.2	$18.3	$5.7

Amortization expense for finite lived intangible assets subject to amortization was $1.5 million, $1.6 million and $1.6 million for the years ended November 30, 2007, 2006 and 2005, respectively, and is estimated to be approximately $1.5 million in 2008, decreasing to $0.1 million in 2012.

Note L—Long-Term Debt and Credit Lines

On May 22, 2007, the Company entered into a $150 Million Term Loan Credit Agreement due May 2014. The Term Loan carries a variable interest rate based on, at the Company's option, either an alternate base rate or a eurodollar rate, in each case plus an applicable margin. The alternate base interest rate is a fluctuating rate equal to the higher of the Prime Rate or the sum of the Federal Funds Effective Rate plus 0.50%. The applicable margin for the alternate base rate is 1.50%. The eurodollar rate is a periodic fixed rate equal to the London Inter Bank Offered Rate ("LIBOR"). The applicable margin for the eurodollar rate is 2.50%. Annual principal payments consist of $1.5 million, due in quarterly installments, and annual excess free cash flow payments as defined in the Term Loan agreement, with any remaining balance to be paid May 2014. Required principal payments of $0.8 million were paid during 2007. An estimated annual excess cash payment of $3.8 million is required to be paid by the Company by the end of February 2008. The Company can prepay any amount at any time without penalty upon proper notice and subject to a minimum dollar requirement. Prepayments will be applied towards any required annual excess free cash flow payment. The Term Loan is secured by all real property and equipment of the Company's domestic facilities and stock and equity investments of the Company's non-domestic subsidiaries. The Term Loan contains affirmative and negative covenants, including limitations on additional debt, certain investments and acquisitions outside of the Company's line of business. The Term Loan requires the Company to maintain a net leverage ratio of less than 5.5 to 1. At November 30, 2007, the Company was in compliance with this requirement with a ratio of 2.9 to 1. The Term Loan also requires the Company to maintain an interest rate swap of at least 1/3 of the outstanding principle balance. Additionally, the Term Loan provides for additional borrowings of up to $75 million, provided that certain requirements are met including an interest coverage ratio and a senior secured leverage ratio. The Company has not utilized these additional borrowings as of November 30, 2007.

Proceeds of the Term Loan, along with cash, restricted cash and other resources of the Company, were used to redeem the Company's $165 Million 11 ¼% Senior Secured Notes ("Notes"). In connection with the redemption of the Notes, the Company paid $9.8 million in premium and tender fees. Additionally, the Company wrote off $2.6 million of unamortized debt issuance costs which were being amortized over the term of the Notes.

Note L—Long-Term Debt and Credit Lines (Continued)

On May 31, 2007, the Company entered into a 5 year fixed rate interest rate swap agreement totaling $50 million to convert a portion of the outstanding Term Loan from variable to fixed rates. Under this agreement, the Company will pay a fixed rate of 7.73% and receive a variable rate based on LIBOR plus a margin of 2.50%. The variable rates on the interest rate swap and $50 million of the Term Loan are reset every three months on the same base rate and same date, at which time the interest will be settled and will be recognized as adjustments to interest expense. This swap agreement is designated as a cash flow hedge, and as such, any resulting gain or loss on the fair value of the derivative instrument will be recognized in Accumulated other comprehensive income, until it is realized. The fair value of the swap as of November 30, 2007 was a loss of $2.5 million, with a corresponding adjustment to other liabilities. The effective interest rate for the Term Loan in 2007 was 8.3%. There was no ineffectiveness on the interest rate swap recognized during 2007.

In connection with the Term Loan, on May 22, 2007 the Company amended its Senior Secured Revolving Credit Facility ("Facility"). The Facility was increased to $80 million from $72 million and extended until May 2012. The Facility is secured by domestic accounts receivable, inventory (collectively the "Eligible Borrowing Base") and intangible assets. Availability under the Facility will fluctuate depending on the Eligible Borrowing Base and is determined by applying customary advance rates to the Eligible Borrowing Base. The Facility includes a $15 million sublimit for the issuance of commercial and standby letters of credit and a $10 million sublimit for swingline loans. The Facility contains affirmative and negative covenants, similar to the Term Loan, including limitations on additional debt, certain investments and acquisitions outside of the Company's line of business. If the average excess availability of the Facility falls below $20 million, the Company must maintain a fixed charge coverage ratio greater than 1.1 to 1 as defined in the agreement. The Company may request an increase in available borrowings under the Facility of up to $20 million (for a maximum of $100 million) upon satisfaction of certain requirements. The Company has not utilized these additional available borrowings as of November 30, 2007.

Advances under the Facility bear interest, at the Company's option, at either an alternate base rate or a eurodollar rate, in each case plus an applicable margin. The alternate base interest rate is a fluctuating rate equal to the higher of the Prime Rate or the sum of the Federal Funds Effective Rate plus 0.50%. The applicable margin for the alternate base rate will vary from 0.0% to 0.25% depending on the Company's fixed charge coverage ratio and the margin was 0.0% at November 30, 2007. The eurodollar rate is a periodic fixed rate equal to LIBOR. The applicable margin for the eurodollar rate will vary from 1.25% to 2.0% depending on the Company's fixed charge coverage ratio and the margin was 1.5% at November 30, 2007. The effective interest rate for the Facility was 7.9%, 7.75% and 6.88% during 2007, 2006 and 2005, respectively.

The Facility requires a commitment fee based on the unused portion of the Facility. The commitment fee will vary from 0.125% to 0.25% based on the Company's fixed charge coverage ratio and was 0.125% at November 30, 2007.

At November 30, 2007, the Eligible Borrowing Base under the Facility was $77.7 million, outstanding letters of credit were $3.4 million and amounts borrowed were $0.7 million. At November 30, 2007, the amount available for borrowing under the Facility was $73.6 million.

Cash interest paid was $25.0 million, $20.4 million and $21.2 million for 2007, 2006 and 2005, respectively.

Note M—Employee Benefit Plans

Post-Retirement Benefits

Pension Plans—The Company has a defined benefit pension plan which covers substantially all U.S. based salaried and hourly employees hired prior to December 1, 2004. Normal retirement age is generally 65, but certain plan provisions allow for earlier retirement. The Company's funding policy is consistent with the funding requirements of federal law. The pension plan provides for pension benefits, the amounts of which are calculated under formulas principally based on average earnings and length of service for salaried employees and under negotiated non-wage based formulas for union hourly employees.

Contributions were neither required nor made in 2007, 2006 and 2005 because the Company's plan was adequately funded, using assumed returns. The Company anticipates that it will not make any contributions during 2008. Estimated

Note M—Employee Benefit Plans (Continued)

future benefit payments from the pension trust are as follows: 2008—$12 million, 2009—$13 million, 2010—$13 million, 2011—$14 million, 2012—$14 million, 2013 through 2017—$81 million.

The Company's non-qualified, unfunded pension plan had an accumulated benefit obligation and projected benefit obligation of $2.0 million and $2.6 million, respectively, as of November 30, 2007 and $1.8 million and $2.0 million, respectively, as of November 30, 2006.

As discussed in Note B, the Company adopted the recognition provisions of SFAS No. 158 as of November 30, 2006. As of November 30, 2007, the Company recognized a non-current asset of $9.8 million for the overfunded status of its defined benefit pension plan and a liability of $2.5 million for its unfunded non-qualified pension plan, of which $2.4 million was non-current. As of November 30, 2006, the Company recognized a liability for the unfunded status of its pension plans of $3.0 million. The Company also recognized in Accumulated other comprehensive loss the prior service cost and net actuarial loss of these plans. Future changes to the funded status of these plans are recognized in the year in which the change occurs through other comprehensive income.

The Company anticipates non-cash pension expense to be approximately $5.0 million in 2008.

Health Care Plans—OMNOVA Solutions provides retiree medical plans for certain active and retired employees. The plans generally provide for cost sharing in the form of retiree contributions, deductibles and coinsurance between the Company and its retirees, and a fixed cost cap on the amount the Company pays annually to provide future retiree medical coverage. These postretirement benefits are unfunded and are accrued by the date the employee becomes eligible for the benefits. Retirees in certain other countries are provided similar benefits by plans sponsored by their governments.

Because OMNOVA's retiree health care benefits are capped, assumed health care cost trend rates have a minimal effect on the amounts reported for the retiree health care plans. A one-percentage point increase/decrease in assumed health care cost trend rates would not significantly increase or decrease the benefit obligation at November 30, 2007 and would have no effect on the aggregate of the service and interest components of the net periodic cost.

Estimated future benefit payments for health care plans are as follows: 2008—$1.8 million, 2009—$1.6 million, 2010—$1.5 million, 2011—$1.5 million, 2012—$1.4 million, 2013 through 2017—$6.4 million. Additionally, the Company expects to receive Medicare Part D subsidies to partially offset the estimated future benefit payments of approximately $0.3 million in each of 2008, 2009 and 2010, $0.2 million in both 2011 and 2012 and a cumulative total of $1.3 million for 2013 through 2017.

In accordance with SFAS No. 158, the Company recognized a liability for the underfunded status of its retiree medical plans of $12.5 million and $19.9 million as of November 30, 2007 and 2006, respectively, of which $11.0 million and $17.1 million, respectively, are reported as non-current. The current portion of the retiree health care plan was $1.5 million and $2.8 million as of November 30, 2007 and 2006, respectively. Additionally, the Company recognized in Accumulated other comprehensive loss the prior service cost and net actuarial gain of these plans. Future changes to the funded status of these plans are recognized in the year in which the change occurs through other comprehensive income (loss).

During 2005, the Company reached an agreement with GenCorp Inc. concerning a group of certain former GenCorp employees who retired from former GenCorp facilities and were seeking certain retiree medical benefits from GenCorp and OMNOVA. Under the agreement GenCorp will provide retiree medical benefits to these former employees in exchange for consideration of $1.0 million payable by the Company to GenCorp over the next eight years. As a result of the agreement with GenCorp, the Company's health care plans benefit obligation was reduced and a settlement gain of $1.0 million was recognized.

In April 2007, the Company amended its retiree medical health care plan limiting salaried employee participation to those salaried employees who were eligible to retire as of March 31, 2007 and who retired by December 31, 2007.

Note M—Employee Benefit Plans (Continued)

The Company expects to record non-cash retiree medical health care income of approximately $1.9 million in 2008.

	Pension Plans		Health Care Plans	
	2007	2006	2007	2006
	(Dollars in millions)			
Change in Benefit Obligation				
Benefit obligation at beginning of year	$208.0	$212.7	$ 20.7	$ 24.8
Service cost	3.7	4.7	.2	.3
Interest cost	12.4	11.2	1.0	1.3
Amendments	—	—	(3.0)	—
Actuarial gain	(1.5)	(8.5)	(4.6)	(2.9)
Settlement gain	—	(.1)	—	(.1)
Benefits paid net of retiree contributions	(11.5)	(12.0)	(1.4)	(2.7)
Benefit Obligation at End of Year	$211.1	$208.0	$ 12.9	$ 20.7
Change in Plan Assets				
Fair value of plan assets at beginning of year	$205.0	$199.0	$ —	$ —
Actual return on assets	24.9	18.2	—	—
Employer contributions	.1	.1	1.4	2.7
Participant contributions	—	—	—	—
Benefits and expenses paid net of retiree contributions	(11.6)	(12.3)	(1.4)	(2.7)
Fair Value of Plan Assets at End of Year	$218.4	$205.0	$ —	$ —
Funded Status at August 31	$ 7.3	$ (3.0)	$(12.9)	$(20.7)
Benefits paid September 1 to November 30	—	—	.4	.8
Funded Status at November 30	$ 7.3	$ (3.0)	$(12.5)	$(19.9)
Amounts Recognized in the Consolidated Balance Sheets				
Non-current asset	$ 9.8	$ —	$ —	$ —
Current liability	(.1)	—	(1.5)	(2.8)
Non-current liability	(2.4)	(3.0)	(11.0)	(17.1)
Net Amount Recognized	$ 7.3	$ (3.0)	$(12.5)	$(19.9)

As of November 30, 2007 and 2006, the amounts included in Accumulated other comprehensive loss that have not yet been recognized in net periodic benefit cost consist of:

	Pension Plans		Health Care Plans	
	2007	2006	2007	2006
	(Dollars in millions)			
Net actuarial (loss) gain	$(36.8)	$(51.5)	$27.9	$26.3
Prior service costs	$ (2.8)	$ (3.6)	$ 2.1	$ (.7)

Note M—Employee Benefit Plans (Continued)

Net Periodic Benefit Cost

	Pension Plans			Health Care Plans		
	2007	2006	2005	2007	2006	2005
	(Dollars in millions)					
Net Periodic Benefit Cost						
Service costs for benefits earned	$ 3.7	$ 4.7	$ 3.7	$ .2	$ .3	$.4
Interest costs on benefit obligation	12.4	11.2	11.4	1.0	1.3	2.5
Amortization of prior service costs	.8	.8	.9	(.2)	(.1)	(.2)
Assumed return on plan assets	(15.1)	(15.2)	(16.9)	—	—	—
Amortization of net loss (gain)	3.6	4.0	1.2	(2.5)	(2.5)	(1.0)
Settlement gain	—	(.1)	—	—	(.1)	(1.0)
Total	$ 5.4	$ 5.4	$ .3	$(1.5)	$(1.1)	$.7
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss)						
Net gain	$(11.1)			$(4.1)		
Prior service cost (credit)	—			(2.9)		
Total recognized in other comprehensive income (loss)	(11.1)			(7.0)		
Amortization of net loss	(3.6)			2.5		
Amortization prior service cost	(.8)			.2		
Total recognized in net periodic benefit costs and other comprehensive income (loss)	$(15.5)			$(4.3)		

The estimated net loss and prior service cost for defined benefit pension plans that will be amortized from Accumulated other comprehensive loss during 2008 are $2.6 million and $0.7 million, respectively. The estimated net gain and prior service cost for retiree medical plans that will be amortized from Accumulated other comprehensive loss during 2008 are $2.5 million and $0.3 million, respectively.

Effective December 1, 2004, the salaried plan provisions of the Company's defined benefit pension plan were amended to adjust the future benefit calculation, eliminate the early retirement subsidy, adjust vesting requirements for disability retirement eligibility under the plan and limit salaried employee participation to employees hired on or before November 30, 2004. Salaried employees hired after November 30, 2004 will still be eligible to participate in the Company's defined contribution plan. At the Company's Jeannette, Pennsylvania, Mogadore, Ohio, Calhoun, Georgia and Columbus, Mississippi facilities, union employees hired on or after September 3, 2004, June 1, 2005, March 1, 2007 and May 15, 2007, respectively, are not eligible to participate in the pension plan.

The accumulated benefit obligation for the Company's defined benefit pension plan was $202.0 million and $200.5 million at November 30, 2007 and 2006, respectively.

	Pension Plans			Health Care Plans		
	2007	2006	2005	2007	2006	2005
Weighted Average Assumptions						
Discount rate used for liability determination	6.55%	6.15%	5.4%	6.55%	6.15%	5.4%
Discount rate used for expense determination	6.15%	5.4%	6.3%	6.15%	5.4%	6.3%
Current trend rate for health care costs	N/A	N/A	N/A	10.5%	11.0%	9.4%
Ultimate trend rate for health care costs	N/A	N/A	N/A	5.0%	5.0%	5.5%
Year reached	N/A	N/A	N/A	2018	2013	2013
Measurement date	8/31	8/31	8/31	8/31	8/31	8/31
Assumed long-term rate of return on plan assets	8.0%	8.0%	8.5%	N/A	N/A	N/A
Annual rates of salary increase	4.0%	4.0%	4.0%	N/A	N/A	N/A

Note M—Employee Benefit Plans (Continued)

The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. The discount rate used considers rates of return on high-quality, fixed-income investments that receive one of the two highest ratings given by a recognized investment ratings agency. The increase in the discount rate in 2007 is primarily due to the higher yield and risk environment for these types of investments.

The assumed long-term rate of return on plan assets assumption is based on the weighted average expected return of the various asset classes in the plans' portfolio. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance.

Plan assets consist principally of common stocks and government and corporate debt obligations. Asset allocation at November 30, 2007 and 2006, target allocation for 2007 and expected long-term rate of return by asset category are as follows:

Asset Category	Target Allocation 2007	Percentage of Plan Assets At November 30, 2007	2006	Weighted-Average Expected Long-Term Rate Of Return
Equity securities	70%	61%	66%	9.0%
Debt securities	30%	39%	34%	5.5%
Total	100%	100%	100%	8.0%

The Company also sponsors a defined contribution 401(k) plan. Participation in this plan is available to substantially all salaried employees and to certain groups of hourly employees. Contributions to this plan were based on either a percentage of employee contributions or on a specified amount per hour based on the provisions of the applicable collective bargaining agreement. All Company contributions are made with company stock. The non-cash cost of this plan for the Company was approximately $2.1 million in 2007, $2.1 million in 2006 and $1.5 million in 2005. The defined contribution 401(k) plan contained approximately 1.7 million and 1.8 million shares of the Company's common stock at November 30, 2007 and 2006, respectively.

The Company also contributes to a defined contribution plan for its U.K. employees. The Company contributes 4% to 8% of the employees' wages depending upon the age of the employee. The cost of the plan for the Company was approximately $0.8 million in 2007, $0.3 million in 2006 and $0.6 million in 2005.

Note N—Contingencies and Commitments

From time to time, the Company is subject to various claims, lawsuits and proceedings related to product liability, product warranty, contract, employment, environmental and other matters arising out of the Company's business. The ultimate resolution of any litigation is inherently unpredictable. As a result, the Company's estimates of liability, if any, are subject to change and actual results may materially differ from the Company's estimates. In addition, the effect that the ultimate resolution of these matters may have on the financial condition, results of operations or cash flow of the Company is difficult to predict because any such effect depends on both future results of operations and the amount and timing of the resolution of these matters. However, based on information currently available to the Company, the Company has not recorded any material accruals for probable loss contingencies and does not believe it is reasonably possible that the ultimate resolution of these matters will have a material effect on the consolidated financial condition, results of operations or cash flows of the Company.

The Company leases certain facilities, machinery and equipment and office buildings under long-term, non-cancelable operating leases. The leases generally provide for renewal options ranging from 5 to 20 years and require the Company to pay for utilities, insurance, taxes and maintenance. Rent expense was $4.5 million in 2007, $4.3 million in 2006 and $4.1 million in 2005. Future minimum commitments at November 30, 2007 for non-cancelable operating leases were $21.8 million with annual amounts declining from $5.0 million in 2008 to $1.9 million in 2012. The Company's total obligation for leases after 2012 is $4.4 million.

Note O—Share-Based Compensation Plans

The OMNOVA Solutions' Second Amended and Restated 1999 Equity and Performance Incentive Plan (the "Plan") permits the Company to grant to officers, key employees and non-employee directors of the Company, incentives directly linked to the price of OMNOVA Solutions' common stock. The Plan authorizes up to 6.6 million shares of Company stock for awards of options to purchase shares of OMNOVA Solutions' common stock, performance stock and performance units, restricted stock, deferred stock or appreciation rights. Shares used may be either newly issued shares or treasury shares or both. All options granted under the Plan have been granted at exercise prices equal to the market value of the Company's common stock on the date of grant. Additionally, the Plan provides that the term of any stock option granted under the Plan may not exceed 10 years. The second amendment to the Plan, which was approved by shareholders on March 22, 2007, also added a fungible share design, changed share counting provisions and dividend rights, added additional metrics to management objectives and other administrative changes. As of November 30, 2007, approximately 2.3 million shares of Company common stock remained available for grants under the Plan.

Stock options granted under the GenCorp 1993 and 1997 Stock Option Plans ("GenCorp Options") to OMNOVA Solutions employees and GenCorp employees prior to the spin-off were partially converted into OMNOVA Solutions options and partially into GenCorp options with adjustments to preserve their value. The OMNOVA Solutions options, which were issued pursuant to the conversion process, were granted under the OMNOVA Solutions Inc. Option Adjustment Plan (the Adjustment Plan). The Adjustment Plan authorized up to 4.0 million shares of Company common stock solely for the purpose of accomplishing the conversion described above. Shares used may be either newly issued shares or treasury shares or both. No further options may be granted under the Adjustment Plan.

Prior to December 1, 2005, the Company accounted for its share-based compensation under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and the disclosures required by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" in accounting for its employee stock options. Under APB 25, because the exercise price of the stock options equaled the market price of the underlying stock on the date of grant, no compensation expense was recognized.

Effective December 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123 (Revised) using the modified prospective method. Under this method, compensation cost for stock options in 2006 and future periods includes the portion of awards vested in the period for (1) all share-based payments granted prior to, but not vested as of December 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (2) all share-based payments granted subsequent to December 1, 2005, based on the grant date fair value estimated using a Black-Scholes based option valuation model, consistent with the provisions of SFAS No. 123 (Revised) and Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 107, "Share-Based Payment," using the weighted average assumptions in the table below.

	Years Ended November 30,		
	2007	2006	2005
Risk-free interest rate	4.4%	4.6%	4.4%
Dividend yield	—%	—%	—%
Volatility of expected market price of Company stock	45%	46%	44%
Weighted average life of options in years	5.8	5.8	7.0

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option. The expected volatility is based on a blend of the Company's peer group in the industry in which it does business and the Company's historical volatility. The expected term of options granted is estimated considering the vesting periods and historical trends within the Company's equity plans and represents the period of time that options granted are

Note O—Share-Based Compensation Plans (Continued)

expected to be outstanding. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company under SFAS No. 123 (Revised).

A summary of the Company's stock option activity and related information for the years ended 2007, 2006 and 2005 is as follows:

	2007		2006		2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	4,510,111	$7.82	5,193,635	$7.70	5,972,849	$7.56
Granted	1,000	$6.23	6,000	$5.51	20,500	$4.91
Forfeited or expired	(672,592)	$9.31	(513,649)	$7.76	(712,314)	$6.92
Exercised	(13,187)	$4.19	(175,875)	$4.55	(87,400)	$4.53
Outstanding at end of year	3,825,332	$7.57	4,510,111	$7.82	5,193,635	$7.70

The weighted average grant date fair value of options granted was $3.05, $2.76 and $2.58 during 2007, 2006 and 2005, respectively.

The following table summarizes the range of exercise prices and weighted average exercise prices for options outstanding and exercisable at November 30, 2007 under the Company's stock option plans:

	Outstanding Options			Exercisable Options	
	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Number	Weighted Average Exercise Price
$3.99 — $4.99	698,000	$ 4.14	5.1	693,625	$ 4.14
$5.00 — $5.99	485,675	$ 5.25	3.5	482,925	$ 5.25
$6.00 — $6.99	349,650	$ 6.50	3.3	347,900	$ 6.50
$7.00 — $7.99	566,360	$ 7.50	2.2	566,360	$ 7.50
$8.00 — $8.99	1,266,324	$ 8.30	2.9	1,266,324	$ 8.30
$9.00 — $14.37	459,323	$14.11	.4	459,323	$14.11
Total	3,825,332	$ 7.57		3,816,457	$ 7.57

There were 4,476,361 and 4,920,600 stock options exercisable with weighted average prices of $7.84 and $7.89 at November 30, 2006 and 2005, respectively.

Restricted stock grants consist of the Company's common stock. The Board set a two or three year vesting period for most of the issued restricted shares. The fair value of each restricted share grant is equal to the market price of the Company's common stock at the date of grant. Expense relating to restricted shares is amortized ratably over the vesting period.

Note O—Share-Based Compensation Plans (Continued)

A summary of the Company's restricted stock activity and related information for the years ended November 30, 2007, 2006 and 2005 is as follows:

	2007		2006		2005	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Non-vested at beginning of year	376,576	$5.50	260,975	$5.42	173,967	$5.59
Granted	291,320	$6.12	305,399	$5.55	199,503	$5.32
Vested	(87,872)	$5.36	(162,858)	$5.46	(86,670)	$5.59
Forfeited	(4,000)	$5.62	(26,940)	$5.51	(25,825)	$5.21
Non-vested at end of year	576,024	$5.84	376,576	$5.50	260,975	$5.42

No tax benefits are recognized currently for the granting of share-based compensation arrangements because it is more likely than not that such benefit cannot be realized.

Compensation expense for all share-based payments, included in general and administrative expense, was $0.9 million, $0.8 million and $1.0 million during 2007, 2006 and 2005, respectively.

As of November 30, 2007, there was $2.3 million of total unrecognized compensation expense related to non-vested share-based compensation arrangements to be amortized over the next 2.7 years.

The intrinsic value of stock options exercised during 2007, 2006 and 2005 was less than $0.1 million, $0.3 million and $0.1 million, respectively.

During 2007, 2006 and 2005, cash received from options exercised was $0.1 million, $0.8 million and $0.4 million, respectively.

Note P—Business Segment Information

Segment information has been prepared in accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The Company's two operating segments were determined based on products and services provided. Accounting policies of the segments are the same as those described in the significant accounting policies.

The Company's two operating segments are: Performance Chemicals and Decorative Products. The Company's operating segments are strategic business units that offer different products and services. They are managed separately based on fundamental differences in their operations.

The Performance Chemicals segment produces a broad range of emulsion polymers and specialty chemicals based primarily on styrene butadiene, styrene butadiene acrylonitrile, styrene butadiene vinyl pyridine, polyvinyl acetate, acrylic, styrene acrylic, vinyl acrylic, glyoxal and fluorochemical chemistries. Performance Chemicals' custom-formulated products are tailored for coatings, binders and adhesives, which are used in paper, carpet, nonwovens, construction, adhesives, paper tape, tire cord, floor polish, textiles, graphic arts, plastic parts and various other applications. Its products provide a variety of functional properties to enhance the Company's customers' products, including greater strength, adhesion, dimensional stability, water resistance, flow and leveling, improved processibility and enhanced appearance. The Performance Chemicals

Note P—Business Segment Information (Continued)

segment consists of two product lines. The Paper and Carpet Chemicals product line encompasses products that have applications in the paper and carpet industries. Paper coatings are used in magazines, catalogs, direct mail advertising, brochures, printed reports, food cartons, household and other consumer and industrial packaging. Carpet binders are used to secure carpet fibers to carpet backing and meet the stringent manufacturing, environmental, odor, flammability and flexible installation requirements. The Specialty Chemicals product line encompasses products that have applications for nonwovens (such as diaper and hygiene components, engine filters, resilient flooring underlay, roofing mat, shoe components and household scrub pads), floor polish, paper tape, adhesives, tire cord, textiles, construction and plastic part coatings.

The Decorative Products segment develops, designs, produces and markets a broad line of decorative and functional surfacing products, including commercial wallcoverings, coated fabrics, vinyl, paper and specialty laminates and industrial films. These products are used in numerous applications, including commercial building refurbishment, remodeling and new construction, residential cabinets, flooring and furnishings, transportation markets including school busses, marine and automotive, manufactured housing and a variety of industrial films applications.

The Decorative Products segment consists of three product lines. The Contract Interiors (formerly Commercial Wallcoverings) product line includes wallcovering and upholstery used in refurbishment and new construction applications for the commercial office, hospitality, health care, retail, education and restaurant markets. The Coated Fabrics product line applications include marine and transportation seating, commercial and residential furniture, automotive soft top covers and a variety of industrial film applications. The Laminates product line applications include kitchen and bath cabinets, manufactured housing and recreational vehicle interiors, flooring, commercial and residential furniture, retail display, home furnishings and consumer electronics.

Effective December 1, 2006, the Company renamed its Commercial Wallcoverings product line Contract Interiors and realigned certain products from the Coated Fabrics product line to Contract Interiors in order to better reflect common sales and marketing resources used to serve customers. All prior period amounts have been reclassified to conform to current year presentation.

The Company's operations are located primarily in the United States and Europe. Additionally, the Company has joint venture manufacturing facilities in China and Thailand. Inter-area sales are not significant to the total sales of any geographic area. No one customer accounted for 10% or more of consolidated net sales.

Segment operating profit represents net sales less applicable costs, expenses and provisions for restructuring and severance costs, asset write-offs and work stoppage costs relating to operations. However, management excludes restructuring and severance costs, asset write-offs and work stoppage costs when evaluating the results and allocating resources to the segments.

Segment operating profit excludes unallocated corporate headquarters expenses, provisions for corporate headquarters restructuring and severance, interest expense and income taxes. Corporate headquarters expense includes the cost of providing and maintaining the corporate headquarters functions, including salaries, rent, travel and entertainment expenses, depreciation, utility costs, outside services and amortization of deferred financing costs.

Segment operating profit for 2007, 2006 and 2005 was impacted by a number of items which were discussed earlier in this Annual Report. Management excludes certain of these items when evaluating the results of the Company's segments. These items for 2007 included restructuring and severance charges of $0.8 million and a gain on a building sale of $0.7 million; for 2006 restructuring and severance charges of $1.1 million, trademark impairment charges of $1.0 million, and fixed asset write-offs of $0.1 million; and for 2005 restructuring and severance charges of $5.8 million, asset impairment charges of $[illegible].5 million, gain on a legal settlement of $0.9 million, gain on the sale of a wallcovering brand of $0.8 million and work stoppage charges of $1.7 million.

Note P—Business Segment Information (Continued)

The following table sets forth a summary of operations by segment and a reconciliation of segment sales to consolidated sales and segment operating profit (loss) to consolidated income (loss) from continuing operations before income taxes.

	2007	2006	2005
	(Dollars in millions)		
Net Sales			
Performance Chemicals			
Paper and Carpet Chemicals	$308.9	$290.7	$297.9
Specialty Chemicals	166.4	150.9	154.9
Total Performance Chemicals	$475.3	$441.6	$452.8
Decorative Products			
Contract Interiors	$122.3	$113.7	$ 93.7
Coated Fabrics	77.8	72.8	89.3
Laminates	70.1	71.0	59.2
Total Decorative Products	$270.2	$257.5	$242.2
Total Net Sales	$745.5	$699.1	$695.0
Segment Operating Profit			
Performance Chemicals	$ 23.8	$ 29.7	$ 33.8
Decorative Products	8.6	9.0	(2.8)
Total segment operating profit	$ 32.4	$ 38.7	$ 31.0
Interest expense	(16.5)	(21.3)	(22.6)
Corporate expenses	(10.4)	(14.1)	(11.4)
Debt redemption expense	(12.4)	—	—
Income (Loss) From Continuing Operations Before Income Taxes	$ (6.9)	$ 3.3	$ (3.0)
Total Assets			
Performance Chemicals	$144.1	$145.0	$152.1
Decorative Products	159.1	152.5	145.5
Corporate	23.2	41.4	20.3
	$326.4	$338.9	$317.9
Equity Investments			
Decorative Products	$ 22.2	$ 19.1	$ 16.2
Capital Expenditures			
Performance Chemicals	$ 7.9	$ 5.8	$ 5.0
Decorative Products	5.2	6.7	4.9
Corporate	3.1	.5	2.5
	$ 16.2	$ 13.0	$ 12.4
Depreciation and Amortization			
Performance Chemicals	$ 11.1	$ 11.4	$ 12.2
Decorative Products	8.7	8.5	8.8
Corporate	.3	.3	.1
	$ 20.1	$ 20.2	$ 21.1

Note P—Business Segment Information (Continued)

GEOGRAPHIC INFORMATION

	2007	2006	2005
	(Dollars in millions)		
Net Sales			
United States	$632.4	$596.4	$598.3
United States export sales	33.2	36.9	30.3
Europe	77.1	64.5	65.9
Asia	2.8	1.3	.5
	$745.5	$699.1	$695.0
Segment Operating Profit			
United States	$ 29.3	$ 36.2	$ 29.7
Europe	2.6	.9	.7
Asia	.5	1.6	.6
	$ 32.4	$ 38.7	$ 31.0
Total Assets			
United States	$245.7	$266.3	$252.6
Europe	55.6	52.0	47.9
Asia	25.1	20.6	17.4
	$326.4	$338.9	$317.9
Long-Lived Assets			
United States	$122.5	$126.7	$137.5
Europe	17.4	17.4	17.1
Asia	.1	.1	.1
	$140.0	$144.2	$154.7
Unconsolidated Asian Joint Ventures			
CPPC—Decorative Products Co., Ltd.			
Current assets	$ 25.4	$ 22.8	$ 18.7
Non-current assets	$ 9.0	$ 7.4	$ 7.3
Current liabilities	$ 13.1	$ 12.4	$ 11.0
Non-current liabilities	$ —	$ —	$ —
Net sales	$ 47.1	$ 45.1	$ 42.5
Gross profit	$ 2.2	$ 3.5	$ 1.0
Operating income (loss)	$ .5	$ 1.1	$ (.9)
Net income (loss)	$ .5	$ 1.1	$ (.9)
CG—OMNOVA Decorative Products (Shanghai) Co., Ltd.			
Current assets	$ 20.0	$ 16.0	$ 13.8
Non-current assets	$ 10.1	$ 9.9	$ 10.5
Current liabilities	$ 10.7	$ 5.5	$ 6.6
Non-current liabilities	$ .1	$ —	$ —
Net sales	$ 56.3	$ 47.4	$ 38.1
Gross profit	$ 6.0	$ 7.2	$ 5.7
Operating income	$ 1.9	$ 3.7	$ 2.8
Net income	$ 1.9	$ 3.7	$ 2.8

The Company's other joint venture, Beston OMNOVA Plastics (Taicang) Company, Ltd., is not presented as their results of operations were not material in 2007.

Note Q—Subsequent Events

On December 28, 2007, the Company amended its Senior Secured Revolving Credit Facility ("Facility") to increase the availability from $80 million to $90 million and allow the Company to utilize borrowings under the Facility to purchase the minority interests of its Asian joint ventures. All terms, including applicable spreads on interest rates, remained the same. Total availability will vary throughout the year with fluctuations in the borrowing base.

On January 7, 2008, the Company announced that it had completed the acquisition of the minority interests in its joint venture businesses, Decorative Products (Singapore) Pte., Ltd. ("DPS"), a Singapore limited company, and CPPC—Decorative Products Co., Ltd. ("CPD"), a Thailand limited company. DPS is a holding company which owns 100% of both CG-OMNOVA Decorative Products (Shanghai) Co., Ltd. ("CGO") and Beston OMNOVA Plastics (Taicang) Co., Ltd. ("Taicang"). Both CGO and Taicang are registered and incorporated in the Peoples Republic of China. The minority interests of both DPS and CPD, representing approximately 49.9% of their respective registered equity, was acquired from CPPC Public Company Limited for $28.0 million in cash and a contingent payment of $2.0 million based on the achievement of certain 2008 financial results. The acquisition was effective as of December 31, 2007. As a result, these entities will be reflected as wholly-owned subsidiaries in 2008.

OMNOVA SOLUTIONS INC.

Quarterly Financial Data (Unaudited)

2007	Three Months Ended February 28,	May 31,	August 31,	November 30,
	(Dollars in millions, except per share amounts)			
Net sales	$164.8	$188.0	$196.8	$195.9
Gross profit (1) (3)	$ 30.1	$ 37.2	$ 36.9	$ 36.1
Restructuring and severance	$ .3	$ .1	$ .1	$ .5
Debt redemption expense (2)	$ —	$ (12.4)	$ —	$ —
(Loss) income from continuing operations (4)	$ (5.1)	$ (9.8)	$ 4.5	$ 3.4
Net (Loss) Income (4)	$ (5.1)	$ (9.8)	$ 4.5	$ 3.7
(Loss) income per share from continuing operations				
Basic and diluted (5)	$ (.12)	$ (.23)	$ .11	$ .08
Net (loss) income per share (5)				
Basic and diluted	$ (.12)	$ (.23)	$ .11	$ .09
Common stock price range per share—high	$ 6.74	$ 6.45	$ 6.50	$ 6.00
—low	$ 4.50	$ 5.00	$ 4.74	$ 4.48

2006	Three Months Ended February 28,	May 31,	August 31,	November 30,
	(Dollars in millions, except per share amounts)			
Net sales	$169.8	$177.8	$175.1	$176.4
Gross profit (1) (3)	$ 34.1	$ 40.9	$ 37.9	$ 37.0
Restructuring and severance	$ —	$ —	$ —	$ (1.3)
Idled fixed asset write-down (7)	$ —	$ —	$ —	$ (.1)
Intangible asset write-down (6)	$ —	$ —	$ —	$ (1.0)
(Loss) income from continuing operations (7)	$ (3.6)	$ 5.2	$ 2.3	$ (.7)
Net (Loss) Income (8)	$ (4.3)	$ 5.3	$ 3.3	$ 17.0
(Loss) income per share from continuing operations				
Basic and diluted (5)	$ (.08)	$ .13	$ .06	$ (.02)
Net (loss) income per share (5)				
Basic and diluted	$ (.10)	$ .13	$ .08	$ .41
Common stock price range per share—high	$ 7.25	$ 6.47	$ 6.58	$ 5.72
—low	$ 4.59	$ 5.35	$ 5.30	$ 4.00

(1) Gross profit excludes depreciation expense. Depreciation expense related to manufacturing facilities and equipment was $3.7 million for each of the three months ended February 28, May 31, August 31 and November 30, 2007, respectively, and $3.8 million, $3.7 million, $3.9 million and $3.3 million for the three months ended February 28, May 31, August 31 and November 30, 2006, respectively.

(2) For the three months ended May 31, 2007, the Company recorded debt redemption expense in connection with the redemption of its $165 Million 11 ¼% Senior Secured Notes.

(3) For the three months ended November 30, 2007 and 2006, the Company recorded inventory adjustment gains of $1.5 million and $2.0 million, respectively.

(4) For the three months ended November 30, 2007, the Company recorded a gain on the sale of a building of $0.7 million.

(5) The sum of the quarterly EPS amounts may not equal the annual amount due to changes in the number of shares outstanding during the year.

(6) For the three months ended November 30, 2006, the Company recorded a trademark impairment charge of $1.0 million.

(7) For the three months ended November 30, 2006, the Company recorded asset impairment charges of $0.1 million for idled fixed assets.

(8) For the three months ended November 30, 2006, the Company recorded a gain on the sale of its Building Products segment of $18.2 million.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no change in accountants or disagreements with the Company's independent registered public accounting firm regarding accounting and financial disclosure matters during the two most recent years of the Company or during any period subsequent to the date of the Company's most recent consolidated financial statements.

Item 9A. Controls and Procedures

Management of the Company, including the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of November 30, 2007, and, based on this evaluation, has determined that the Company's disclosure controls and procedures are effective. Further, during the quarter ended November 30, 2007, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Management's annual report on the Company's internal control over financial reporting and the attestation report of the Company's independent registered public accounting firm are set forth on pages 30 and 31 of this report and are incorporated herein by reference.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information with respect to nominees who will stand for election as directors of the Company at the 2008 Annual Meeting of Shareholders is set forth on pages 9 and 10 of the Company's 2008 Proxy Statement and is incorporated herein by reference. Information with respect to directors of the Company whose terms extend beyond the 2008 Annual Meeting of Shareholders is set forth on pages 10 through 12 of the Company's 2008 Proxy Statement and is incorporated herein by reference. Information regarding the Company's Audit Committee and its Audit Committee Financial Expert is set forth on page 3 of the Company's 2008 Proxy Statement and is incorporated herein by reference.

Information with respect to procedures by which shareholders may recommend nominees for election to the Company's Board of Directors is set forth on pages 4 and 5 of the Company's 2008 Proxy Statement and is incorporated herein by reference. Also see Executive Officers of the Registrant on page 14 of this Report.

Information with respect to compliance with Section 16(a) of the Exchange Act of 1934, as amended, is set forth on page 49 of the Company's 2008 Proxy Statement and is incorporated herein by reference.

The Company has adopted a code of ethics that applies to all of its employees, including its principal executive officer, principal financial officer and principal accounting officer, as well as its directors. The Company's code of ethics, the OMNOVA Solutions Business Conduct Policies, is available on its website at www.omnova.com.

Item 11. Executive Compensation

Information regarding executive compensation is set forth on pages 15 through 49 of the Company's 2008 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding the security ownership of certain beneficial owners and management is set forth on pages 13 and 14 of the Company's 2008 Proxy Statement and is incorporated herein by reference.

Equity Compensation Plan Information

The following table sets forth certain information as of November 30, 2007, regarding the Company's two existing compensation plans, the Second Amended and Restated 1999 Equity and Performance Incentive Plan and the Option Adjustment Plan. Both of these plans have been approved by the Company's shareholders. See Note O to the Consolidated Financial Statements for further information regarding the Company's share-based compensation plans.

Equity Compensation Plan Information
As of November 30, 2007

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	3,825,322	$7.82	2,309,204
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	3,825,322	$7.82	2,309,204

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding certain relationships and related transactions and director independence is set forth on pages 6 and 7 of the Company's 2008 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information regarding fees paid to and services provided by the Company's independent registered public accounting firm during the years ended November 30, 2007 and 2006, the pre-approval policies and procedures of the Audit Committee of the Company's Board of Directors and related information is set forth on page 52 of the Company's 2008 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Consolidated Financial Statements:

The following consolidated financial statements of OMNOVA Solutions Inc. are included in Item 8:

Consolidated Statements of Operations for the years ended November 30, 2007, 2006 and 2005
Consolidated Balance Sheets at November 30, 2007 and 2006
Consolidated Statements of Shareholders' Equity for the years ended November 30, 2007, 2006 and 2005
Consolidated Statements of Cash Flows for the years ended November 30, 2007, 2006 and 2005
Notes to the Consolidated Financial Statements

(a)(2) Consolidated Financial Statement Schedules:

The financial statements for the Company's unconsolidated joint ventures, CPPC—Decorative Products Co., Ltd. and CG - OMNOVA Decorative Products (Shanghai) Co., Ltd., will be filed as schedules to this Annual Report on Form 10-K by an amendment hereto. All other consolidated financial statement schedules are omitted because they are inapplicable, not required by the instructions or the information is included in the consolidated financial statements or notes thereto.

(a)(3) Exhibits

EXHIBIT INDEX

Exhibit	Description
	ACQUISITION AGREEMENTS
2.1*	Distribution Agreement between OMNOVA Solutions Inc. (OMNOVA Solutions) and GenCorp Inc. (GenCorp).
	CHARTER DOCUMENTS
3.2**	Form of Amended and Restated Articles of Incorporation of OMNOVA Solutions.
3.4**	Amended and Restated Code of Regulations of OMNOVA Solutions.
	MATERIAL CONTRACTS
10.3†	Employment Agreement dated December 1, 2000 between OMNOVA Solutions and Kevin M. McMullen (incorporated by reference to the same numbered exhibit to the Company's Annual Report on Form 10-K for the year ended November 30, 2000 (File No. 1-15147)).
10.5†	Severance Agreement dated December 1, 2000 between OMNOVA Solutions and Kevin M. McMullen (incorporated by reference to the same numbered exhibit to the Company's Annual Report on Form 10-K for the year ended November 30, 2000 (File No. 1-15147)).
10.6**†	Form of Severance Agreement granted to certain executive officers of OMNOVA Solutions (other than the officer identified above).
10.7†	OMNOVA Solutions Second Amended and Restated 1999 Equity and Performance Incentive Plan (incorporated by reference to Annex A to the Company's Proxy Statement dated February 9, 2007, as filed with the Commission on February 9, 2007 (File No. 1-15147)).
10.8**†	OMNOVA Solutions Deferred Compensation Plan for Nonemployee Directors.
10.9**†	Retirement Plan for Nonemployee Directors of OMNOVA Solutions.
10.11**†	Benefits Restoration Plan for Salaried Employees of OMNOVA Solutions.
10.14†	OMNOVA Solutions Long-Term Incentive Program, as amended and restated effective January 19, 2007 (incorporated by reference to the same numbered exhibit to the Company's Current Report on Form 8-K filed with the Commission on January 24, 2007 (File No. 1-15147)).
10.15*	Tax Matters Agreement between OMNOVA Solutions and GenCorp.
10.16*	Alternative Dispute Resolution Agreement between OMNOVA Solutions and GenCorp.
10.17*	Agreement on Employee Matters between OMNOVA Solutions and GenCorp.
10.18*	Services and Support Agreement between OMNOVA Solutions and GenCorp.
10.19**	Form of Director and Officer Indemnification Agreement.
10.20**	Form of Director Indemnification Agreement.
10.21**	Form of Officer Indemnification Agreement.
10.22†	Form of Deferred Share Agreement.
10.23†	Form of Performance Share Agreement (incorporated by reference to the same numbered exhibit to the Company's Annual Report on Form 10-K for the year ended November 30, 2006 (File No. 1-15147)).
10.24†	Form of Restricted Stock Agreement (incorporated by reference to the same numbered exhibit to the Company's Annual Report on Form 10-K for the year ended November 30, 2006 (File No. 1-15147)).
10.25†	Summary of Compensation and Benefit Arrangements for Non-Employee Directors of OMNOVA Solutions Inc. (incorporated by reference to the same numbered exhibit to the Company's Annual Report on Form 10-K for the year ended November 30, 2005 (File No. 1-15147)).
10.26†	OMNOVA Solutions Executive Incentive Compensation Program (incorporated by reference to the same numbered exhibit to the Company's Current Report on Form 8-K filed with the Commission on January 26, 2006 (File No. 1-15147)).
10.29	Amended and Restated Credit Agreement dated as of May 22, 2007 by and among OMNOVA Solutions Inc., as borrower, the financial institutions party thereto, as Lenders, and JPMorgan Chase Bank N.A., as agent for the Lenders (incorporated by reference to the same numbered exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2007 (File No. 1-15147)).

Exhibit	Description
10.30	Term Loan Credit Agreement dated as of May 22, 2007 by and among OMNOVA Solutions Inc., as Borrower, the financial institutions party thereto as Lenders, and Deutsche Bank Trust Company Americas, as agent for the Lenders (incorporated by reference to the same numbered exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2007 (File No. 1-15147)).
10.31	Amendment No. 1 to Amended and Restated Credit Agreement, dated as of December 28, 2007, by and among OMNOVA Solutions Inc., as Borrower, the financial institutions party thereto, as Lenders, and J.P. Morgan Chase Bank, N.A., as Agent for the Lenders.
	COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
12.1	Computation of Ratio of Earnings to Fixed Charges.
	SUBSIDIARIES OF THE REGISTRANT
21.1	Listing of Subsidiaries.
	CONSENTS OF EXPERTS
23.1	Consent of Independent Registered Public Accounting Firm.
	POWER OF ATTORNEY
24.1	Powers of Attorney executed by E. P. Campbell, D. A. Daberko, D. J. D'Antoni, S. W. Percy, R. B. Pipes, W. R. Seelbach and R. A. Stefanko, Directors of the Company.
	CERTIFICATIONS
31.1	Principal Executive Officer's Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Principal Executive Officer's Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

The Company will supply copies of any of the foregoing exhibits to any shareholder upon receipt of a written request addressed to OMNOVA Solutions Inc., 175 Ghent Road, Fairlawn, Ohio 44333-3300, Attention: Secretary, and payment of $1 per page to help defray the costs of handling, copying and return postage.

* Incorporated by reference to the same-numbered exhibit to the Company's Annual Report on Form 10-K for the year ended November 30, 1999 (File No. 1-15147).

** Incorporated by reference to the same-numbered exhibit to the Company's Registration Statement on Form 10 (File No. 1-15147).

† Management contract or compensatory arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

OMNOVA SOLUTIONS INC.

Date: January 25, 2008

By /s/ J. C. LEMAY

J. C. LeMay
Senior Vice President,
Business Development;
General Counsel

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ K. M. MCMULLEN **K. M. McMullen**	Chairman, Chief Executive Officer and President	January 25, 2008
/s/ M. E. HICKS **M. E. Hicks**	Senior Vice President and Chief Financial Officer	January 25, 2008
* **E. P. Campbell**	Director	January 25, 2008
* **D. A. Daberko**	Director	January 25, 2008
* **D. J. D'Antoni**	Director	January 25, 2008
* **S. W. Percy**	Director	January 25, 2008
* **R. B. Pipes**	Director	January 25, 2008
* **W. R. Seelbach**	Director	January 25, 2008
* **R. A. Stefanko**	Director	January 25, 2008

*Signed by the undersigned as attorney-in-fact and agent for the Directors indicated.

/s/ K.C. SYRVALIN **K. C. Syrvalin**		January 25, 2008

CERTIFICATIONS

I, Kevin M. McMullen, certify that:

1. I have reviewed this Annual Report on Form 10-K of OMNOVA Solutions Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Kevin M. McMullen

Name: Kevin M. McMullen
Title: Chairman, Chief Executive Officer and President

Date: January 25, 2008

CERTIFICATIONS

I, Michael E. Hicks, certify that:

1. I have reviewed this Annual Report on Form 10-K of OMNOVA Solutions Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Michael E. Hicks

Name: Michael E. Hicks
Title: Senior Vice President and Chief Financial Officer

Date: January 25, 2008

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of OMNOVA Solutions Inc. (the "Company") on Form 10-K for the year ended November 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Date: January 25, 2008

/s/ Kevin M. McMullen

Name: Kevin M. McMullen

Title: Chairman, Chief Executive Officer and President

/s/ Michael E. Hicks

Name: Michael E. Hicks

Title: Senior Vice President and Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

[THIS PAGE INTENTIONALLY LEFT BLANK]

DIRECTORS & OFFICERS

Board of Directors

Edward F. Campbell [2]
Chairman and
Chief Executive Officer,
Nordson Corporation

David A. Daberko [2,3]
Retired Chairman and
Chief Executive Officer,
National City Corporation

David J. D'Antoni [1]
Retired Senior Vice President
and Group Operating Officer,
Ashland Inc.

Kevin M. McMullen [3]
Chairman, Chief Executive Officer
and President,
OMNOVA Solutions Inc.

Steven W. Percy [1]
Former Chairman and
Chief Executive Officer,
BP America Inc.

Dr. R. Byron Pipes [2,3]
John L. Bray Distinguished
Professor of Engineering,
Purdue University

William R. Seelbach [2]
Operating Executive,
The Riverside Company

Robert A. Stefanko [1]
Retired Chairman and
Executive Vice President –
Finance and Administration,
A. Schulman, Inc.

COMMITTEES

1. Audit Committee
Chairman:
Steven W. Percy

2. Compensation and Corporate
Governance Committee
Chairman:
David A. Daberko

3. Executive Committee
Chairman:
Kevin M. McMullen

Officers

Kevin M. McMullen
Chairman, Chief Executive Officer
and President

Michael E. Hicks
Senior Vice President and
Chief Financial Officer

Chester W. Fox
Vice President, Treasurer

James C. LeMay
Senior Vice President, Business
Development; General Counsel

Douglas E. Wenger
Senior Vice President and
Chief Information Officer

James J. Hohman
Vice President; President,
Performance Chemicals

Robert H. Coleman
President, Decorative Products

Sandra L. Klasse
Vice President, LEAN SixSigma

Kristine C. Syrvalin
Vice President, Human Resources
Administration;
Assistant General Counsel
and Secretary

CORPORATE INFORMATION

Shareholder Information

NYSE Annual CEO Certification
The annual CEO certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual was submitted by Kevin M. McMullen without qualification on April 12, 2007.

Transfer Agent and Registrar
The Bank of New York
1-800-220-6360
1-201-680-6685 (outside U.S. and Canada)
1-800-231-5469 (hearing impaired – TTY phone)
shareowners@bankofny.com (email)
http://www.bnymellon.com/shareowner/isd (website)

Address shareholder inquiries to:
OMNOVA Solutions
c/o BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900

Send certificates for transfer and address changes to:
OMNOVA Solutions
c/o BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

BuyDIRECT
BuyDIRECT is a direct purchase, sale and dividend reinvestment plan available to shareholders and interested first-time investors. It offers a convenient method of increasing investment in the Company. Subject to terms and conditions of the plan, dividends (if any), together with optional cash investments of up to $120,000 per year, are used to buy more shares of the Company's Common Stock.

Send dividend reinvestment transactions to:
OMNOVA Solutions
c/o BNY Mellon Shareowner Services
P.O. Box 358035
Pittsburgh, PA 15252-8035
1-866-220-6360

Common Stock Listing
New York Stock Exchange
Ticker Symbol: OMN

Annual Meeting of Shareholders
March 19, 2008 at 9:00 a.m.
Hilton Akron – Fairlawn
3180 West Market Street
Fairlawn, OH 44333

Independent Registered Public Accounting Firm
Ernst & Young LLP
Akron, OH

Form 10-K
Additional copies available after March 1, 2008 on the internet at www.omnova.com or by writing to:
OMNOVA Solutions Inc.
175 Ghent Road
Fairlawn, OH 44333-3300
Attention: Secretary

Shareholder Services
1-800-735-5160

Investor Relations Contact
Michael E. Hicks
Senior Vice President and
Chief Financial Officer
330-869-4411

OMNOVA Solutions Foundation
175 Ghent Road
Fairlawn, OH 44333-3300
330-869-4289

Communications
General inquiries, contact:
Corporate Communications,
330-869-4266.
Financial literature requests,
contact: PrecisionIR Group,
1-888-400-7789.

Internet Web Site
www.omnova.com

OMNOVA Solutions is an equal opportunity employer.

Design by Dix & Eaton Selected photography by The Photographic Edge

PAPER STOCK: The cover and inside glossy pages of this report are printed on paper produced at an FSC-certified mill and contain post-consumer recycled content. The paper is coated with OMNOVA's GenCryl Pt® latex and was printed using vegetable-based inks.
PHOTOS: Boat upholstery photo courtesy of Regal Marine Industries, Inc.

OMNOVA SOLUTIONS INC.   www.omnova.com

175 Ghent Road
Fairlawn, OH 44333
330-869-4200

END

OMNOVA
SOLUTIONS INC.